16


06016363

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Reliance Capital Limited

*CURRENT ADDRESS Reliance Center
19, Walchand Hirachand Marg
Ballard Estate, Mumbai
400 001

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- ~~35008~~ 35007 FISCAL YEAR 3/31/06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 8/16/06

RECEIVED
2006 AUG 16 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20th annual report
2005-2006

Reliance Capital
Anil Dhirubhai Ambani Group

TWENTIETH ANNUAL GENERAL MEETING

on Friday, the 9th June, 2006, at 11:00 a.m., at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar - 361 280, Gujarat.

CONTENTS

REGISTERED OFFICE

Village Meghpar / Padana,
Taluka Lalpur,
Dist. Jamnagar - 361 280
Gujarat.
Tel.: 91-288-3011556.
Fax: 91-288-3011598.

CORPORATE OFFICE

H-Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Koparkhairane, Navi Mumbai - 470 010.
Tel.: 91-22-30327000.
Fax: 91-22-30327202.

BOARD OF DIRECTORS

Shri Anil D. Ambani - Chairman
Shri Amitabh Jhunjhunwala - Vice Chairman
Shri Rajendra P. Chitale
Shri Udyan Bose*
Shri C. P. Jain**

* Appointed as Additional Director w.e.f. 29th December, 2005
** Appointed as Additional Director w.e.f. 24th April, 2006

COMPANY SECRETARY & MANAGER

Shri V. R. Mohan

SOLICITORS & ADVOCATES

Mulla & Mulla & Craigie Blunt & Caroe

AUDITORS

Pathak H. D. & Associates

BANKERS

Allahabad Bank
HDFC Bank Limited
ICICI Bank Limited
IDBI Bank Limited
Punjab National Bank
Syndicate Bank
UTI Bank Limited

SUBSIDIARIES

Reliance Capital Asset Management Limited
Reliance Capital Trustee Co. Limited
Reliance General Insurance Company Limited
Reliance Gilts Limited (formerly Reliance Life Insurance Company Limited)
Reliance Capital Asset Management (Mauritius) Ltd.
Reliance Capital Asset Management (Singapore) Pte. Ltd.

REGISTRAR & TRANSFER AGENT

Karvy Computershare Private Ltd.

Hyderabad : Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
☎ 91-040 - 2342 0815 - 25
Fax 91-040 - 2342 0814
Email: rclinvestor@karvy.com
Website: www.karvy.com

Mumbai : Tulsiani Chambers
10th Floor, Nariman Point
Mumbai 400 021.
☎ 91-22-30325645, 30325624
Fax 91-22-22855731

Jamnagar : Sanskrit, Patel Colony Corner,
Opp. UTI Bank, P.N. Marg,
Jamnagar - 361 008
☎ 91-288-3099330 - 32

NOTICE

Notice is hereby given that the Twentieth Annual General Meeting of the Members of Reliance Capital Limited will be held on Friday, the 9th June, 2006 at 11.00 A. M., at the Registered Office of the Company, at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar - 361 280, Gujarat, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2006, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on equity Shares.
3. To appoint a Director in place of Shri Anil D. Ambani, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint Auditors and to fix their remuneration and in this regard to consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT M/s Chaturvedi and Shah, Chartered Accountants, and M/s BSR and Co., Chartered Accountants, be and are hereby appointed as the Joint Statutory Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as may be fixed by the Board of Directors."

Special Business:

5. To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

   "RESOLVED THAT Shri Udayan Bose, who was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 and article 135 of the Articles of Association of the Company and who holds office upto the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956, proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."
6. To consider and if thought fit to pass with or without modifications, the following resolution as an Ordinary Resolution:

   "RESOLVED THAT Shri C.P.Jain, who was appointed as an Additional Director of the Company pursuant to Section 260 of the Companies Act, 1956 and article 135 of the Articles of Association of the Company and who holds office upto the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956, proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."
7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 and all other applicable provisions, if any, read with Schedule XIII to the Companies Act 1956, and subject to all such sanctions, as may be necessary, the consent of the Company be and is hereby accorded to the appointment of Shri V.R.Mohan as the Manager of the Company, to be designated as Company Secretary & Manager, for a period of 5 (five) years commencing from March 7, 2006 on the terms and conditions including remuneration set out in the Agreement to be entered into between the Company and Shri V.R.Mohan, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and/or Agreement, as may be agreed to between the Board and Shri V. R. Mohan, so as not to exceed the limits specified in Schedule XIII of the Companies Act, 1956 or any amendments thereto.

   RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri V. R. Mohan, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

   RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By order of the Board of Directors

V. R. Mohan
Company Secretary & Manager

Mumbai
Dated: 24th April, 2006

Registered Office :
Village Meghpar / Padana
Taluka Lalpur,
Dist. Jamnagar - 361 280

NOTES

1. **A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll, instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the meeting.**
2. Shareholders are requested to bring their copy of Annual Report to the Meeting.
3. Members/Proxies should fill the Attendance Slip for attending the meeting.
4. In case of Joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio Number in the attendance slip for attending the meeting.
6. All documents referred to in the accompanying Notice are open for inspection at the Registered Office of the Company on all working days, except Saturday between 11.00 a.m. and 1.00 p.m. upto the date of the Annual General Meeting.
7. (a) The Company has already notified closure of Register of Members and Transfer Books thereof from Friday, 26th May, 2006 to Tuesday, 6th June, 2006 (both days inclusive) for determining the names of members eligible for dividend, if approved, on equity shares for the year ended 31st March, 2006. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories for this purpose.

   (b) The dividend on Equity Shares, as recommended by the Board of Directors, if declared at the Annual General Meeting, will be paid on or after 9th June, 2006.

   (c) Members may please note that the Dividend Warrants are payable at par at the designated branches of the Bank printed on reverse of the Dividend Warrant for an initial period of three months only. Thereafter, the Dividend Warrant on revalidation is payable only at limited centres/branches of the said Bank. The members are therefore, advised to encash Dividend Warrants within the initial validity period.
8. a) In order to provide protection against fraudulent encashment of the warrants, shareholders holding shares in physical form are requested to intimate the Company under the signature of the Sole/First joint holder, the following information to be incorporated on the Dividend Warrants:

   (i) Name of the Sole/First joint holder and the Folio Number.

   (ii) Particulars of Bank Account, viz.: (a) Name of the Bank (b) Name of Branch (c) Complete address of the Bank with Pin Code Number (d) Account type, whether Savings (SB) or Current Account (CA) (e) Bank Account number allotted by the Bank

   (b) Shareholders holding shares in electronic form may kindly note that their Bank account details as furnished by their Depositories to the Company will be printed on their Dividend Warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such shareholders for deletion of/change in such Bank details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in the electronic mode. Shareholders who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.
9. Electronic Clearing Service (ECS) Facility

   With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in electronic and physical forms, residing in the following cities:

   Ahmedabad, Bangalore, Bhubhaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Surat, Thiruvananthapuram and Vadodara.

   Shareholders holding shares in the physical form who wish to avail ECS facility, may authorise the Company with their ECS mandate in the prescribed form which can be obtained from the Registrars and Transfer Agents, Karvy Computershare Private Limited. The requests for payment of dividend through ECS for the year 2005-2006 should be lodged with Karvy Computershare Private Limited on or before 25th May, 2006.
10. The Company has already transferred all unclaimed dividends declared upto the financial year ended 31st March, 1995 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Shareholders who have so far not claimed or collected their dividends up to the aforesaid financial year are requested to claim their dividend from the Registrar of Companies, Gujarat, Jivabhai Chambers, ROC Bhavan, Opp. Rupal Park, Behind Ankur Bus Stop, Ahmedabad – 380009, Tel. No. 27437597 / 27438531, Fax No. 27428785 in the prescribed form, which will be furnished on receipt of request by the Registrars and Transfer Agents, Karvy Computershare Private Limited.
11. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividend for the financial year ended 31st March, 1999 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the Companies Act, 1956. The Company has already transferred the unclaimed dividend for the year ended 31st March, 1998 to the IEPF.

    Information in respect of such unclaimed dividend, for the last date of claiming is given below:-

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend
31.03.1999	21.09.1999	20.09.2006
31.03.2000	24.06.2000	23.06.2007
31.03.2001	16.06.2001	15.06.2008
31.03.2002	06.07.2002	05.07.2009
31.03.2003	28.06.2003	27.06.2010
31.03.2004	10.07.2004	09.07.2011
31.03.2005	17.08.2005	16.08.2012

Shareholders who have not encashed the dividend warrant(s) so far, are requested to seek issue of duplicate warrant(s) by writing to

NOTES - (Contd...)

the Company's Registrars and Transfer Agents, Karvy Computershare Private Limited immediately. Shareholders are requested to note that no claims shall lie against the Company or the said Fund in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.

12. Non-Resident Indian Shareholders are requested to inform Karvy Computershare Private Limited immediately:
    a) The change in the Residential status on return to India for permanent settlement.
    b) The particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of the Bank, if not furnished earlier.
13. Corporate Members intending to send their authorised representatives to attend the Annual General Meeting are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
14. Consequent upon the introduction of Section 109A of the Companies Act, 1956, shareholders are entitled to make nomination in respect of shares held by them in physical form. Shareholders desirous of making nominations are requested to send their requests in Form 2B (which will be made available on request) to the Registrars and Transfer Agents, Karvy Computershare Private Limited.
15. Re-appointment / Appointment of Directors:

    At the ensuing Annual General Meeting, Shri Anil D. Ambani, Chairman of the Company retires by rotation and being eligible offers himself for re-appointment. Shri Udayan Bose and Shri C.P.Jain, additional directors hold office upto this Annual General Meeting and are proposed to be appointed as Directors under Section 257 of the Companies Act, 1956.The information or details pertaining to these Directors, to be provided in terms of Clause 49 of the Listing Agreement is furnished in the Statement on Corporate Governance published elsewhere in this Annual Report.

Explanatory Statement Pursuant to Section 173(2) of the Companies Act,1956, setting out all the material facts relating to special business:.

Item Nos. 5 and 6

Shri Udayan Bose and Shri C.P.Jain were appointed as additional Directors with effect from December 29, 2005 and April 24, 2006 respectively in accordance with the provisions of Section 260 of the Companies Act 1956 and Article 135 of the Articles of Association of the Company. Pursuant to Section 260 of the Companies Act, 1956, the above Directors hold office upto the date of the ensuing Annual General Meeting. The Company has received notice(s) from a member of the Company under section 257 of the Companies Act, 1956 proposing the respective candidature for the office of the Director.

Keeping in view the experience and qualification of the aforesaid persons, your Directors considered it to be in the interest of the Company, if they are appointed as Directors of the Company, liable to retire by rotation as per the provisions of the Companies Act,1956.

Your Directors therefore recommend the said resolutions for your approval.

The aforesaid Directors, may be deemed to be concerned or interested in the resolution relating to their respective appointments.

None of the other Directors are in any way concerned or interested in the said resolution.

Item No. 7

The Board of Directors of the Company at their meeting held on January 23, 2006, have, subject to the approval of the Members in general meeting and the Central Government, if required, appointed Shri V.R.Mohan as Manager of the Company, designated as Company Secretary & Manager, for a period of 5 (five) years commencing from March 7, 2006 on the remuneration determined by the Board of Directors. Shri V.R.Mohan aged 52 years is a law graduate and a fellow member of the Institute of Company Secretaries of India. He has over two decades of experience in corporate secretarial, legal, finance and managerial functions. The remuneration payable to and the terms of appointment of Shri V.R.Mohan as Manager of the Company during the tenure of his appointment will comprise salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 20 lakh per annum. The perquisites and allowances payable to Shri V.R.Mohan will include Company owned / Leased Accommodation or House Rent allowance in lieu thereof, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and / or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration. In addition to the above, Shri V.R.Mohan shall also be eligible to an annual increment not exceeding 25% on the last drawn salary, perquisites and allowances during his tenure as Manager. Shri V.R.Mohan fulfils the conditions for eligibility contained in Part I of Schedule XIII of the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri V.R.Mohan. The Board or any Committee thereof, subject to requisite approval(s), if necessary, is entitled and authorised to revise at any time, the salary, allowances and perquisites payable to the Manager of the Company such that the overall remuneration payable to the Manager of the Company shall not exceed the limits specified above. Either party may terminate the aforesaid Agreement by giving three months prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri V.R.Mohan is available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. upto the date of ensuing Annual General Meeting.

Your Directors therefore recommend the said resolution for your approval.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By Order of the Board of Directors

V. R. Mohan
Company Secretary & Manager

Mumbai
Dated: 24th April, 2006

Registered Office :
Village Meghpar / Padana
Taluka Lalpur, Dist. Jamnagar - 361 280

DIRECTORS' REPORT

To the Members,

Your Directors have pleasure in presenting the 20th Annual Report, together with the audited statement of accounts of the Company for the year ended March 31, 2006.

Financial Results:

(Rs in crore)

	Year ended 31-3-2006	Year ended 31-3-2005
Gross Income	**652.02**	295.69
Gross Profit	**573.79**	138.98
Less: Depreciation	**23.19**	27.77
Profit before Tax	**550.61**	111.21
Provision for Taxation	**13.00**	5.40
Net Profit	**537.61**	105.81
Add: Profit brought forward from the previous year	**204.70**	188.49
Profit available for Appropriation	**742.31**	294.30
Dividend including Dividend Tax	**81.32**	43.64
Transfer to General Reserve	**53.77**	24.65
Transfer to Statutory Reserve Fund	**107.53**	21.18
Transfer to Capital Redemption Reserve	**-**	0.13
Balance carried forward	**499.69**	204.70

Dividend:

Your Directors have recommended a dividend of Rs.3.20 per Equity Share on 22,28,66,245 equity shares of Rs 10 each aggregating to Rs. 81.32 crores (including dividend tax) for the financial year ended March 31, 2006, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those Equity Shareholders whose names appear in the Register of Members as on June 06, 2006 and (ii) to those whose names as beneficial owners, are furnished by the National Securities Depository Limited and Central Depository Services (India) Limited.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Performance:

Reliance Capital Ltd.'s (RCL's) gross income for the financial year ended March 31, 2006 increased to Rs 652.02 crores, from Rs 295.69 crores in the previous year, registering a growth of over 120 percent.

The operating profit (PBDIT) of the Company increased 113 percent to Rs 619.00 crores during the year, up from Rs.290.06 crores in the previous year.

Interest expenses for the year declined 70 percent to Rs 45.20 crores, from Rs 151.08 crores, in the previous year.

Depreciation was at Rs 23.19 crores as against Rs 27.77 crores in the previous year.

Provision for taxation during the year was Rs 13.00 crores.

Net profit for the year increased by over 400 percent to Rs 537.61 crores from Rs 105.81 crores in the previous year.

An amount of Rs 107.53 crores was transferred to Statutory Reserve Fund pursuant to Section 45IC of the Reserve Bank of India Act, 1934, and an amount of Rs 53.77 crores was transferred to the General Reserve during the year under review.

The Company's Net worth as on March 31, 2006, stood at Rs 4,122.46 crores, as against Rs 1,437.92 crores last year.

Resources and Liquidity:

During the year, RCL raised over Rs. 2,200 crores through a preferential issue of equity shares/ warrants at a price of Rs. 228 per share, to strengthen its financial position, and to generate long term resources for accelerating its future growth plans. Pursuant to the said issue, 7,62,60,001 equity shares and 4,10,00,000 warrants were allotted to the promoter group and other financial investors. As on March 31, 2006, 1,93,00,000 warrants have been converted into equity shares, and the paid up equity share capital of the company has increased to Rs 223 crores.

RCL's debt equity ratio as on March 31, 2006, stands at a very conservative level of 0.06 :1. The company has not accepted any deposits from the public.

Credit Rating

RCL's proposed short term borrowing programme was assigned a rating of "A1+" by ICRA Limited, the highest credit rating given by ICRA. Instruments carrying this rating are subject to relatively least degree of credit risk. Fitch Rating India Private Limited assigned the borrowing programme a rating of F1+ (ind), which stands for the highest credit quality and indicates the strongest capacity for timely payment of 'Financial commitment'.

Scheme of Amalgamation and Arrangement

During the year under review, your Directors considered and approved a proposal for the amalgamation and arrangement of Reliance Capital Ventures Limited (RCVL) with the Company.

RCL has filed a petition before the High Court of Gujarat at Ahmedabad, seeking its approval for the Scheme of Amalgamation and Arrangement between Reliance Capital Ventures Limited (RCVL) and the Company. The scheme of amalgamation envisages a share exchange ratio of 5 (five) equity shares of the face value of Rs.10/- each of the Company, for every 100 (one hundred) equity shares of the face value of Rs.10/- each of RCVL, and the consequent cancellation of the shares of RCL held by RCVL.

The share exchange ratio is based on the number of shares of RCL held by RCVL, and is as recommended by KPMG India Private Limited, a leading and reputed International Valuer.

Acquisition of Adlabs Films Ltd.

During the year, the Company along with its affiliate Reliance Land Private Limited, acquired a controlling stake in Adlabs Films Limited, a leading company engaged in the entertainment sector, through a preferential allotment of shares, and by making an open offer in terms of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Pursuant to such acquisition, the Company and Reliance Land Private Limited became Promoters of Adlabs Films Limited.

Business Review:

RCL's investment portfolio stood at Rs. 2,231 crores, as on March 31, 2006, at cost. The investment in infrastructure projects stood at Rs 927 crores. RCL's strategy for its private equity and proprietary investment

DIRECTORS' REPORT - (Contd...)

portfolio is to focus on asset quality and asset mix to achieve superior returns. RCL is increasingly diversifying its scope of operations into a variety of avenues as afforded under the Indian NBFC regulatory framework, through its interests in asset management and mutual funds, life and general insurance, stock broking and other activities in financial services.

Industry Structure and Developments:

The operations of Non Banking Financial Companies (NBFCs) are regulated and supervised by the Reserve Bank of India vide powers conferred under chapter III- B of Reserve Bank of India Act, 1934. The regulatory and supervisory framework for NBFCs have been continuously strengthened in order to ensure strong and healthy functioning, by limiting excessive risk taking practices and protecting the interest of deposit holders.

The NBFC sector in India has become very mature with reduced dependence on the acceptance of public deposits as part of its overall funding. The NBFC sector is now represented by a mix of a few large companies with nationwide presence and a large number of small and medium-sized companies with regional focus.

Opportunities:

With GDP growth forecasts of 7%-8% over the next few years, the Indian economy will continue to provide several attractive growth opportunities. The increased thrust on the infrastructure sector, including power, roads, ports, telecom and other urban infrastructure projects, will continue to provide excellent investment opportunities in the future.

In addition, the services sector, which is growing at rapid pace and contributes substantially to GDP, will provide many new opportunities for the financial services industry in India.

RCL sees huge growth opportunities in each of its existing business areas, and will also be expanding the focus of activities to new areas, arising from the strong growth momentum in the economy.

Challenges:

The NBFC sector continues to face competitive pressures from the banking sector and financial institutions, due to their increased penetration in the consumer financing market, with comparatively low cost of funds at their disposal. The spreads in the lending business have also narrowed considerably, bringing risk-adjusted margins to generally unviable levels.

RCL's strong financial position, reflected by its low debt equity ratio, and adoption of prudent business strategies have enabled it to consistently post satisfactory performance despite these difficult conditions.

Outlook:

The financial services sector is one of the key growth sectors of the economy. Globally, 5 of the top 20 Fortune 500 companies are financial services companies. Nearly 16% of total revenues and 28% of total profits of all Fortune 500 companies are generated by the financial services sector, the largest by any single sector.

RCL intends to actively pursue growth opportunities in the fast growing financial services sector in the country, to become a full service financial services company with activities encompassing, inter alia, asset management and mutual funds, life and general insurance, stock broking, private equity and proprietary investments, and other financial services.

Risks and Concerns:

RCL is exposed to specific risks that are particular to its businesses and the environment within which it operates, including interest rate volatility, economic cycle, market risk, and credit risk. RCL manages these risks by maintaining a conservative financial profile and by following prudent business and risk management practices.

Adequacy of Internal Control:

An extensive system of internal controls is practised by RCL to ensure that all its assets are safeguarded and protected against loss from unauthorized use or disposition and that all transactions are authorised, recorded and reported correctly.

RCL ensures adherence to all internal control policies and procedures as well as compliance with all regulatory guidelines.

The Audit Committee of Directors reviews the adequacy of internal controls.

Human Resource Development :

RCL has a team of able and experienced professionals. The number of employees as on March 31, 2006, stood at 140.

Subsidiaries:

During the year, Reliance Asset Management (Mauritius) Ltd. and Reliance Asset Management (Singapore) Pte. Ltd. (subsidiaries of Reliance Capital Asset Management Ltd.) have become subsidiaries of the Company.

In terms of the approval granted by the Central Government under section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the Subsidiaries have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any member of the Company interested in obtaining the same. However, as directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Details of Subsidiaries', which forms part of the Annual Report. Further, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company include financial information of its subsidiaries.

Group Companies

Reliance Mutual Fund (RMF)

Reliance Capital Asset Management (RCAM)

During the year, Reliance Mutual Fund emerged as the largest Private sector mutual fund in the country. The assets under management increased to Rs 24,670 crores as on 31st March 2006, from Rs 9,543 crores as on 31st March 2005, an increase of 159%.

The aggregate equity corpus under management has increased to Rs 15,010 crores - the largest in the country, from Rs 3,991 crores as on 31st March 2005, an increase of 276%.

Reliance Mutual Fund had nearly 21 lakh investors as on 31st March 2006 - the largest investor base amongst the private sector Mutual Funds in the country. The investor base increased by 341% in the previous financial year.

Reliance Mutual Fund has been adjudged as India's Most Trusted Mutual Fund Brand in the Economic Times Brand Equity survey carried out by AC Nielsen ORG-MARG.

DIRECTORS' REPORT - (Contd...)

The net profit of RCAM was Rs 30 crores for the period under review, compared to Rs.12.55 crores in the previous year.

Reliance Life Insurance

During the period under review, Reliance Capital Limited acquired AMP Sanmar Life Insurance Company Limited, with the approval of Insurance Regulatory and Development Authority (IRDA).

Pursuant to the acquisition, AMP Sanmar Life Insurance has been renamed as Reliance Life Insurance Company Limited.

The acquisition enables RCL to enter the exciting growth area of life insurance, in one of the world's fastest growing, and most under-served markets.

The Premium Income increased to Rs 224 crores from Rs 107 crores, an increase of 109%, within a short span of 6 months of RCL taking over the company.

Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

The Gross Direct Premium for the financial year ended 31st March 2006 was Rs 163 crores.

The Net Profit was Rs 14.4 crores for the period under review, an increase of 148%.

Fixed Deposits:

The Company has neither accepted nor renewed any fixed deposits during the year.

The deposits remaining unclaimed on the due dates as on March 31, 2006, were 48 deposit accounts aggregating to Rs. 0.10 crore.

RCL has intimated the deposit holders individually of their unclaimed amount with a request to return the Fixed Deposit Receipts duly discharged to enable the Company to repay the amount.

Directors:

Shri Anil D Ambani, Chairman of the Company, retires by rotation and being eligible offers himself for re-appointment at the ensuing Annual General Meeting.

Shri Udayan Bose and Shri C.P.Jain were appointed as Additional Directors w.e.f. December 29, 2005 and April 24, 2006, respectively, and they would hold office till the ensuing Annual General Meeting. The Company has received notice in writing from a member proposing the candidature of Shri Udayan Bose and Shri C.P.Jain, for the office of Director.

A brief resume of the Director(s) retiring by rotation / seeking appointment at the ensuing Annual General Meeting, nature of their expertise in specific functional areas, and names of companies in which they hold directorship and/or membership/Chairmanship of Committees of the Board, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, are given in the section on Corporate Governance elsewhere in the Annual Report.

Directors' Responsibility Statement:

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the accounts for the financial year ended March 31, 2006, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that were reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2006, and of the profit of the Company for the year under review;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the company on a 'going concern' basis.

Consolidated Financial Statements:

In accordance with Accounting Standard AS -21 on Consolidated Financial Statements read with Accounting Standard AS -23 on Accounting for Investments in Associates, your Directors provide the audited Consolidated Financial Statements in the Annual Report. These statements have been prepared on the basis of audited financial statements received from subsidiary companies, as approved by their respective Boards.

Auditors & Auditor's Report:

M/s Pathak H. D. & Associates, Chartered Accountants, Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting. The Company has received a letter from M/s Pathak H. D. & Associates, Chartered Accountants, expressing their unwillingness to be reappointed as Auditors.

Your Directors have therefore proposed to appoint M/s. Chaturvedi and Shah, Chartered Accountants, and M/s. BSR and Co., Chartered Accountants, as Joint Statutory Auditors of the Company, subject to the approval of the members at the ensuing Annual General Meeting. The Company has received letters from M/s. Chaturvedi and Shah, Chartered Accountants and M/s.BSR and Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under section 224(1-B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of Section 226 of the Companies Act, 1956.

The notes to the accounts referred to in the Auditor's Report are self-explanatory and therefore do not call for any further comments.

Particulars of Employees :

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the name and other particulars of the employees are required to be set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the said Act, the Annual Report excluding the aforesaid information is being sent to all the Members

DIRECTORS' REPORT - (Contd...)

of the Company and others entitled thereto. Members who are interested in obtaining such particulars may write to the Company at its Corporate Office.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo:

Particulars required to be furnished under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are as under: -

(1) Part A and B pertaining to conservation of energy and technology absorption are not applicable to the Company.

(2) Foreign Exchange earnings and outgo:

Earnings - Nil

Outgo - Rs 0.80 crore

Transfer of Unclaimed Dividend to IEPF

Pursuant to the provisions of Section 205(A) of the Companies Act, 1956, the declared dividend which remained unclaimed for a period of 7 years has been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act

Corporate Governance:

The report on Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s.Pathak H D and Associates, Chartered Accountants, confirming compliance with conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgements:

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, bankers, regulatory bodies and other business constituents during the year under review.

Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance during the year.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Mumbai
Dated : April 24, 2006

CORPORATE GOVERNANCE

The Company pursuant to Clause 49 of the listing agreement with the Stock Exchanges furnishes its report on the code on Corporate Governance.

1. **Company's Philosophy on Code of Governance**

   The Company's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government and lenders.

   The Company is committed to achieve the highest international standards of Corporate Governance.

   The Company believes that all its operations and actions must serve the underlying goal of enhancing overall shareholder value, over a sustained period of time.

2. **Board of Directors**

   I. **Composition and Category**

   The Board of the Company at present consists of five Directors, all being Non-Executive, three of whom are independent.

   IIa. **Attendance of each Director at the Board meetings, last Annual General Meeting**

Name of the Director	Attendance particulars for 2005-2006		
	Board meetings held during tenure of Director	Board Meeting attended	Last AGM
Shri Anil D. Ambani (C)	8	8	Y
Shri Amitabh Jhunjunwala (VC)	9	9	Y
Shri Rajendra P. Chitale (I)	8	7	Y
Shri Udayan Bose (I)	3	3	N/A
Shri C. P. Jain (I)	1	1	N/A

   IIb. **Number of other Directorship and Chairmanship/Membership of Committee of each Director in various companies**

Name of the Director	No of other Directorship and Committee membership / chairmanship		
	Other Directorship #	Committee **	
		Membership	Chairmanship
Shri Anil D. Ambani (C)	8	6	4
Shri Amitabh Jhunjunwala (VC)	7	2	1
Shri Rajendra P. Chitale (I)	10	6	2
Shri Udayan Bose (I)	7	1	1
Shri C. P. Jain (I)	-	-	-

   C - Chairman, VC- Vice Chairman, I - Independent

   ** Only membership / chairmanship of Audit and Shareholders / Investor Grievance Committee is taken into consideration as per clause 49 of the listing agreement.

   # (excluding directorship held in Private Limited Companies and Section 25 Companies)

   III. **Number of Board Meetings held and the dates on which held**

   During the year ended 31st March, 2006, nine Board Meetings were held as against the minimum requirement of four meetings. The meetings were held on April 25, 2005, June 19, 2005, July 18, 2005, July 25, 2005, August 17, 2005, October 24, 2005, January 2, 2006, January 23, 2006 and March 20, 2006.

   The Company has held at least one meeting in every three months and the maximum time gap between any two Board Meetings was not more than four months. None of the directors of the Company was a member of more than ten committees or the Chairman of more than five committees across all public limited companies in which he is a director.

   For the purpose of considering the limit of the Committees as stated above, only Audit Committee and Shareholders / Investors Grievances Committee across all public limited companies has been considered in accordance with clause 49 of the Listing Agreement.

   IV. **Information on Directors Appointment / Re-appointment**

   Brief resume of Directors being re-appointed / appointed at the ensuing Annual General Meeting, nature of their expertise in specific functional areas and names of the companies in which they hold directorship (excluding directorship held in Private Limited companies and Section 25 Companies) and the membership of committees of the Board is furnished hereunder :

   (i) **Shri Anil D.Ambani,** aged 47 years is an MBA from the Wharton School, University of Pennsylvania, USA. He joined Reliance Industries Limited in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, around US$2 billion from overseas financial markets; with a 100-year yankee bond issue in January 1997 being the high point. He has steered the Reliance Group to its current status as India's leading textiles, petroleum, petrochemicals, power, and telecom player. He is the Chairman and Managing Director of Reliance Energy Ltd. and Chairman of Reliance Infocomm Ltd., Reliance Communications Infrastructures Ltd., Reliance Telecom Ltd., Reliance Communication Ventures Ltd., Reliance Capital Ventures Ltd., Reliance Energy Ventures Ltd., Reliance Natural Resources Ltd.

   (ii) **Shri Udayan Bose,** aged 57 years former Managing Director Lazard U.K. and USA and founder Chairman Lazard India, has over 35 years of domestic and international experience in banking, corporate finance, project finance and restructuring. He has handled several domestic and cross border transactions in Asia and has advised the Indian Government on privatization. He is the founder Chairman and Principal of Tamara Capital Partners Pte Limited. He is also the Chairman of Thomas Cook Limited. He was formerly the Regional Director of Deutsche Bank. He is also Senior Adviser to the Commonwealth Business Council in the UK.

   (iii) **Shri C.P.Jain,** aged 60 years has an illustrious career spanning over 40 years of contribution in the fields of financial management, general management, strategic management and business leadership. A law graduate, he is a fellow member of the Institute of Chartered Accountants of India with an advanced diploma in Management. He joined the Board of NTPC in 1993 as Director (Finance) and was elevated as Chairman & Managing Director in September 2000. He was Chairman of the Global Studies Committee of World Energy Council (WEC), world's largest energy NGO with nearly hundred member-nations. He has been on several important committees of the Government of India, latest being the 'Adhoc Group of Experts on Empowerment of CPSEs'. He was Chairman of Standing Conference of Public Enterprises (SCOPE) between April 2003 and March 2005.

CORPORATE GOVERNANCE - (Contd...)

3. Board Committees

A. Audit Committee

I. Composition, names of members and Chairperson

The Audit Committee, during the year under review, comprised of three non-executive Directors, viz. Shri Anil Ambani, Shri Rajendra Chitale and Shri Amitabh Jhunjhunwala. The Committee has been reconstituted w.e.f. 29th December 2005 and presently comprises of Shri Rajendra Chitale, Shri Udayan Bose and Shri Amitabh Jhunjhunwala, majority of them being independent. Shri Rajendra Chitale is the Chairman of the Committee and all the members of the Audit Committee possess financial/accounting expertise. The constitution of the Audit Committee also meets with the requirements under Section 292A of the Companies Act, 1956 and Para 9A of Non-Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998.

II. Terms of Reference

The terms of reference of the Audit Committee, as contained under *Clause 49 of the Listing Agreement and Section 292A* of the Companies Act, 1956, are as follows:

a. Oversight of the Company's financial reporting process and the disclosure of its financial information.

b. Recommending the appointment and removal of external auditors, fixation of audit fee and also approval for payment for any other services.

c. Reviewing with management the annual financial statements before submission to the board, focusing primarily on (i) any changes in accounting policies and practices, (ii) major accounting entries based on exercise of judgment by management, (iii) qualifications in draft audit report, (iv) significant adjustments arising out of audit, (v) the going concern assumption, (vi) compliance with accounting standards, (vii) compliance with Stock Exchange and legal requirements concerning financial statements and (viii) any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of Company at large.

d. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

e. Reviewing the adequacy of internal audit functions.

f. Discussion with internal auditors any significant findings and follow up there on.

g. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

h. Discussion with external auditors before the audit commences nature and scope of audit as well as have post-audit discussion to ascertain any area of concern.

i. Reviewing the Company's financial and risk management policies.

j. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

III. Meetings and attendance during the year

During the year ended 31st March, 2006, the Committee has met four times. The meetings were held on April 25, 2005, July 25, 2005, October 22, 2005, and January 23, 2006. All the then members of the Committee were present at all the above meetings.

Representatives of Internal Auditors and Statutory Auditors were invited to be present at the Audit Committee meetings.

B. Remuneration Committee

The Remuneration Committee comprises of Shri Rajendra Chitale and Shri Amitabh Jhunjhunwala. The Board comprises of all non executive Directors and no payment other than sitting fees is made to the Directors. The Committee accordingly did not meet during the year under review as the need did not arise.

The remuneration policy is directed towards rewarding performance, based on review of achievements on a periodical basis. The remuneration policy is in consonance with the existing Industry practice.

The Company is not paying any remuneration to any of its non-executive directors except sitting fees for attending the meetings of the Board and / or the Committee thereof, the details of which are given elsewhere in the report.

i. Details of remuneration paid to Manager for the year

The Board re-appointed Shri V. R. Mohan as Manager under Companies Act, 1956, w.e.f. 7th March 2006 for a period of 5 years. The aggregate value of salary, allowances and perquisites including arrears paid to Shri V. R. Mohan, Manager for the year ended 31st March, 2006 was Rs. 14.22 lakhs. The above amount is inclusive of Company's contribution to Provident Fund, Superannuation and Gratuity to be paid at the end of tenure, as per the rules of the Company.

ii. Sitting fees paid to Directors

The Company paid sitting fees to all the Non-Executive Directors at the rate of Rs. 10,000/- for attending each meeting of the Board and / or Committee thereof. The sitting fees paid to the Non-Executive Directors for the year ended 31st March, 2006 were as follows:- Shri Anil D Ambani - Rs.1,00,000 ; Shri Amitabh Jhunjhunwala - Rs. 1,80,000/-; Shri Rajendra Chitale - Rs.1,60,000; Shri Udayan Bose - Rs.40,000; Shri D. Chaturvedi - Rs. 40,000/-; Shri D.J.Kapadia - Rs.40,000/-; Shri Anand Jain - Rs.20,000/-; Shri S.S.Thakur-Rs.20,000/-; Shri Sandeep H Junnarkar - Rs. 20,000/-; and Shri Alok Agarwal - Rs. 10,000/-.

No stock options were granted to the directors during the year.

C. Shareholders / Investors Grievance Committee

The Board of the Company has constituted a Shareholders / Investors Grievance Committee comprising of non-executive directors viz. Shri Amitabh Jhunjhunwala, as Chairman of the Committee and Shri Rajendra Chitale.

The Committee oversees the performance of the Registrars and Transfer Agents and recommends measures to improve the level of investor services.

The Company has authorised Directors and Shri V. R. Mohan - Company Secretary and Manager, severally to approve the share transfers.

In pursuance of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (duly amended), the Board has approved the "*Code of Conduct for Prevention of Insider Trading*" and authorised the Committee to implement and monitor the various requirements as set out in the Code.

CORPORATE GOVERNANCE - (Contd...)

The Board has designated Shri V.R.Mohan, Company Secretary & Manager, as the compliance officer.

The total number of complaints received and replied to the satisfaction of the shareholders during the year under review was 1017. Outstanding complaints as on 31st March, 2006, were NIL.

66 requests for transfer and 184 requests for dematerialisation were pending for approval as on 31st March, 2006 which were approved, processed and dispatched on or before 3rd April, 2006 & 5th April, 2006 respectively.

4. **General Body Meetings**

i. Location and time of the last three Annual General Meetings were as follows:-

Year	Location	Date	Time
2002-2003	Thakorebhai, Desai Hall, Ahmedabad	28th June, 2003	2:30 p.m.
2003-2004	Village Meghpar / Padana, Taluka Lalpur, Dist. - Jamnagar, Gujarat.	10th July, 2004	11.00 a.m
2004-2005	Village Meghpar / Padana, Taluka Lalpur, Dist. - Jamnagar, Gujarat	17th August, 2005	10.30 A.M

ii. **Special Resolution**

A special resolution was passed for delisting of equity shares from the The Stock Exchange, Ahmedabad, at the Annual General Meeting held on 10th July, 2004.

iii. **POSTAL BALLOT**

At the ensuing Annual General Meeting there is no resolution which is proposed to be passed by postal ballot.

5. **DISCLOSURES**

i. **Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, the directors or the management, their subsidiaries or associates or relatives, etc. that may have potential conflict with the interests of the company at large.**

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of members is drawn to the disclosures of transactions with related parties set out in the notes on accounts - Schedule 'M" forming part of the annual report

ii. **Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any statutory authority, on any matter related to capital markets, during the last three years.**

There have been no instances of non-compliance by the Company on any matters related to Capital Markets, during last 3 years and hence no penalties and strictures have been imposed on the Company by the Stock Exchanges or SEBI, or any statutory authority.

6. **Means of Communication**

i. Quarterly results

In compliance of the provisions of clause 41 of the listing agreement, the un-audited quarterly financial results, as approved by the Board, were duly published within the stipulated time period in "The Business Standard" (English) and "Naubat" (Vernacular).

ii. Half yearly un-audited financial results:

Half yearly un-audited financial results for the half year ended 30th September, 2005 were duly sent to the shareholders.

iii. The Company's website www.rcl.co.in, contains a separate dedicated section 'Investor relations' where shareholder information is available. Full annual report is also available on the website in a user friendly and downloadable form.

iv. Management Discussion and Analysis forms part of the Directors' Report which is posted to the shareholders of the Company.

7. **General Shareholder Information**

i. **Annual General Meeting**

Date and Time	:	Friday, 9th June, 2006 at 11.00 A.M.
Venue	:	Registered Office of the Company at Village Meghpar / Padana Taluka Lalpur, Dist. Jamnagar - 361280.

ii. **Financial Calendar 2006 - 07 (tentative):**

Results for the quarter ending 30th June, 2006	Last week of July 2006.
Results for the quarter ending 30th September, 2006	Last week of October 2006.
Results for the quarter ending 31st December, 2006.	Last week of January 2007.
Results for the year ending 31st March, 2007.	Last week of April 2007.
Annual General Meeting	June / July, 2007.

iii. **Book closure date** : Friday, May 26th, 2006 to Tuesday, 6th June, 2006 (both days inclusive) for payment of dividend.

iv. **Dividend payment date** : On or after 9th June 2006.

v. **Listing of Equity Shares on** :

1. The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai - 400001
2. National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G,
Bandra - Kurla Complex,
Bandra (East), Mumbai 400 051

CORPORATE GOVERNANCE - (Contd...)

vi. **Annual listing fees** : Duly paid to The Bombay Stock Exchange Limited and National Stock Exchange of India Limited for the year 2006 - 07

vii. **Stock Code**

(a) Trading Scrip/Symbol at: : The Bombay Stock Exchange Ltd. - '**500111**'
National Stock Exchange of India Ltd. - '**RELCAPITAL**'

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares : **INE013A01015**

viii. **Stock Market Data: (in Rs. per share)**

Month	Bombay Stock Exchange Limited		The National Stock Exchange of India Limited	
	High	Low	High	Low
April 2005	204.35	163.60	204.15	163.75
May 2005	197.75	166.00	194.40	162.20
June 2005	397.70	195.10	397.80	195.00
July 2005	426.00	373.10	440.80	373.00
August 2005	496.50	421.00	499.00	424.00
September 2005	484.95	363.00	488.90	365.05
October 2005	409.70	327.10	409.90	326.40
November 2005	452.35	349.55	452.50	349.30
December 2005	473.00	415.00	473.20	415.15
January 2006	482.90	420.55	482.80	420.00
February 2006	507.85	435.60	507.40	403.05
March 2006	545.00	487.70	544.80	487.00

ix. **Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty**

During the financial year 2005-2006 RCL's share price outperformed the benchmark indices both on BSE and NSE. On BSE, RCL's share price increased by 189.20% as compared to an increase of 73.36% of BSE Sensex. Similarly, On NSE, RCL's share price increased by 188.39 % against an increase of 67.13% of NSE Nifty.

x. **Registrar & Transfer Agent** (Share transfer and communication regarding share certificates, dividends and change of address) : Karvy Computershare Pvt. Limited
Unit - RCL
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
E - Mail : rclinvestor@karvy.com

xi. **Share Transfer System**

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects.

The Board has delegated the authority for approving transfer, transmission etc. of the Company's securities to the Company Secretary & Manager of the Company. A summary of transfer / transmission of securities of the Company so approved by the Company Secretary & Manager, is placed at every Board Meeting for noting.

The Company obtains from a company secretary in practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

xii. **Distribution of Shareholding as on 31st March, 2006.**

Category	%
Promoters	
- AAA Enterprises Private Limited, Anil D. Ambani and Others	35.90
- Reliance Capital Ventures Limited	26.96
Financial Institutions / Banks / Mutual Funds	0.04
FII's/NRI/OCBs	21.38
Bodies Corporate	3.23
Others	12.48
Total	**100.00**

CORPORATE GOVERNANCE - (Contd...)

xiii. Dematerialisation of Shares : Approximately 88.32% of the company's paid up equity shares has been dematerialised upto 31st March 2006. Trading in Equity Shares of the Company is permitted only in dematerialized form w.e.f. April 5, 1999 as per notification issued by the Securities and Exchange Board of India (SEBI).

Liquidity : Relevant data of the average daily turnover for the financial year 2005-2006 is given below:

	The Bombay Stock Exchange Limited (BSE)	National Stock Exchange of India Limited (NSE)	BSE + NSE
No. of Shares (in lakhs)	26.11	51.58	77.69
Value (in Rs. Crores)	103.86	205.58	309.44

xiv. Outstanding GDRs / ADRs / Warrants or any Convertible instrument, conversion date and likely impact on equity.

2,17,00,000 warrants are outstanding to be converted into equity shares. The warrants will be converted on or before 2nd February, 2007. The equity share capital would accordingly increase upon conversion of the aforesaid warrants to equity shares. There are no outstanding GDRs / ADRs as on date.

xv. Plant Locations

As the company is engaged in the business of non-banking financial services, there is no plant locations.

xvi. Address for Correspondence

I. **Investor Correspondence** : For transfer / dematerilisation of/ for Shares, payment of dividend on Shares and any other query relating to the Shares of the Company

For Shares held in Physical form
Karvy Computershare Pvt. Ltd.
Unit–RCL
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Tel. No.: +91-40-23420818 - 25
Fax No.: +91-40-23420859
E-Mail: rclinvestor@karvy.com

For Shares held in Demat form to the Depository Participant.

II. **Any query on Annual Report**

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg,
Ballard Estate,
Mumbai - 400 038.

xvii. Transfer of unclaimed amount to Investor Education and Protection Fund

The investors are advised to claim the unencashed dividends for the year 1998-99 onwards lying in the unpaid dividend accounts of the Company before the due dates (as indicated in para 11 of Notes to the Notice) for crediting the same to the Investor Education and Protection Fund. During the year under review the Company has credited a sum of Rs. 46,61,031/- (inclusive of unencashed dividend for 1997-98 and unclaimed matured deposits) to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To,
The Members of
Reliance Capital Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Capital Limited**, for the year ended on 31st March, 2006 as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance of conditions of Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the Clause 49 of the above mentioned Listing Agreement.

We state that no investor grievances were pending for a period of one month against the Company as certified by the Registrars & Share Transfer Agents of the Company, based on the records maintained by them.

We further state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

R. S. Vahia
Partner
Membership No. 30658

Mumbai
Dated: 24th April, 2006

AUDITORS' REPORT

To,
The Members of
Reliance Capital Limited

We have audited the attached Balance Sheet of '**Reliance Capital Limited**', as at 31st March, 2006 and also the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003 as amended by Companies (Auditor's Report) (Amendment) Order, 2004, issued by Central Government of India in terms of sub-section (4A) of Section 227 (4A) of the Companies Act 1956, we give in the Annexure hereto a statement on the matters specified in the paragraphs 4 and 5 of the said order, to the extent applicable to the Company.
2. Further to our comments in the Annexure referred to in paragraph (1) above, we state that:
   a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   b) in our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;
   c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement referred to in this report are in agreement with the books of account;
   d) in our opinion the Balance Sheet, Profit and Loss Account and Cash Flow Statement complies with the mandatory Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956;
   e) on the basis of written representations received from the directors as at 31st March, 2006 and taken on record by the Board of Directors, we report that none of the directors of the Company are disqualified as on 31st March, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.
   f) in our opinion and to the best of our information and according to explanations given to us, the said accounts together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (i) in the case of the Balance Sheet, of the State of Affairs of the Company as at 31st March, 2006;
      (ii) in the case of the Profit and Loss Account, of the Profit, of the Company for the year ended on that date; and
      (iii) in the case of the Cash Flow Statement, of the Cash Flow for the year ended on that date.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

R. S. Vahia
Partner
Membership No. 30658

Mumbai
Dated: 24th April, 2006

ANNEXURE TO AUDITORS' REPORT

(Referred to in paragraph 1 of our report of even date)

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) Most of the fixed assets of the Company have been leased. The assets on lease have been certified by the respective lessees as to their physical existence and good working conditions. As explained to us, the fixed assets other than the assets on lease, have been physically verified by the management in accordance with a phased programme of verification, which in our opinion, is reasonable, considering the size and the nature of its business. No material discrepancies were noticed on such verifications.

(c) As per information and explanation given to us, during the year, the Company has not disposed off any substantial part of fixed assets that would affect the going concern.

(ii) (a) As explained to us, inventories (Investments) has been physically verified by the management at reasonable intervals.

(b) In our opinion and according to the information and explanations given to us, the procedure of physical verification of inventories (Investments) followed by the management is reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of inventory (Investments) records, we are of the opinion that the company is maintaining proper records of inventory. As explained to us, no material discrepancies have been noticed on physical verification of inventories as compared to book records.

(iii) (a) During the year the Company has granted interest free unsecured loan to a subsidiary. The maximum amount involved during the year was Rs. 12 crores and the year end balance of loan granted to such party was Rs. 2 crores.

(b) In our opinion and according to the information and explanations given to us, the other terms and conditions of the aforesaid loan are prima facie not prejudicial to the interest of the Company.

(c) The subsidiary company has repaid the principal amounts as stipulated.

(d) The Company had taken unsecured loan from one company in the previous financial year, which has been repaid during the

ANNEXURE TO AUDITORS' REPORT - (Contd...)

year. The maximum amount involved during the year of the aforesaid loan was Rs. 1240 crores.

(e) In our opinion the rate of interest and other terms and conditions of the above loan are prima facie not prejudicial to the interest of the Company.

(f) The Company is regular in repaying the principle amounts as stipulated and has been regular in payment of interest.

(iv) According to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and nature of its business for the purchase of inventory and fixed assets, sales of goods and services. We have not observed any continuing failure to correct major weaknesses in internal controls.

(v) (a) According to information and explanations given to us, we are of the opinion that the transactions made in pursuance of contracts or arrangements referred to in section 301 of the Companies Act, 1956 have been entered into a register required to be maintained under that section.

(b) In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods & material and sale of goods, materials & services made in pursuance of contracts or arrangement required to be entered in the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs. 5,00,000/- or more in respect of each party.

(vi) The Company has not accepted deposits from public hence directives issued by the Reserve Bank of India and the provisions of section 58A and 58 AA or any other relevant provisions of the Companies Act, 1956 and rules framed there under are not applicable for the year under audit.

(vii) In our opinion, the Company has an internal audit system commensurate with its size and nature of its business.

(viii) The Central Government has not prescribed maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of activities carried on by the Company. Hence the provisions of clause 4 (viii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(ix) (a) According to the records of the Company, the Company has been regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Employees State Insurance, Investor Education Protection Fund, Income-tax, Sales-tax, Wealth tax, Service Tax, Custom Duty, Excise Duty, Cess and other statutory dues.

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of such statutory dues were outstanding as at 31st March, 2006 for a period of more than six months from the date they became payable.

(c) According to the information and explanation given to us, there are no such statutory dues, which have not been deposited on account of any dispute, except in respect of sales tax under Gujrat Sales Tax Act, 1969 of Rs. 4,75,916 for the period 2001-02 which is pending before the Gujrat Sales Tax Tribunal, Ahemdabad and sales tax under Madhya Pradesh Sales Tax Act, 1969 of Rs. 4,30,472 for the period 1996-97 which is pending before Appellate Deputy Commissioner of the Commercial Tax, Indore Division - I.

(x) The Company neither has accumulated losses nor it has incurred any cash losses during the current financial year and in the immediately preceding financial year.

(xi) Based on our audit procedures and the information and explanation given by management, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

(xii) In our opinion and according to the information and explanations given to us, adequate documents and records have been maintained by the Company in respect of loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund, a nidhi or a mutual benefit society. Therefore, the provisions of clause 4 (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) The Company has maintained proper records of transactions and contracts in respect of trading in shares, debentures, and other investment and timely entries have been made therein. All the investments have been held by the Company in its own name.

(xv) According to the information and explanations given by the management, in our opinion the terms and conditions of the guarantees given by the Company for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) According to the information and explanation given to us the Company has not obtained any term loans.

(xvii) According to information and explanation given to us and on an overall examination of the Balance Sheet of the Company as at 31st March, 2006, no funds raised on short-term basis have been used for long-term investment.

(xviii) During the year the Company has made a preferential allotment of equity shares to a Company, covered in the register maintained under section 301 of the Companies Act, 1956, at price which is not prejudicial to the interest of the Company.

(xix) The Company has not issued any debentures, hence clause 4 (xix) of the Companies (Auditor's Report) Order, 2003 is not applicable to the Company.

(xx) The Company has not raised any money by way of public issue during the year.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

R. S. Vahia
Partner
Membership No. 30658

Mumbai
Dated: 24th April, 2006

BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	SCHEDULE	As at 31st March, 2006		As at 31st March, 2005	
SOURCES OF FUNDS		Rs.	Rs.	Rs.	Rs.
Shareholders' Funds					
(a) Share Capital	A	223.40		127.84	
(b) Equity Warrants Issued & Subscribed (Refer Note No. 5 of Schedule "A")		49.48		–	
(c) Reserves & Surplus	B	3 849.58		1 310.08	
			4 122.46		1 437.92
Loan Funds					
(a) Secured Loans	C	167.50		–	
(b) Unsecured Loan	D	74.39		1 313.55	
			241.89		1 313.55
TOTAL			4 364.35		2 751.47
APPLICATION OF FUNDS :					
Fixed Assets	E				
(a) Gross Block		375.71		541.25	
(b) Less: Depreciation		240.08		307.39	
(c) Lease Adjustment A/c		32.72		(20.32)	
(d) Net Block		168.35		213.54	
(e) Capital Work-in-Progress		13.13		13.05	
			181.48		226.59
Investments	F		2 230.62		1 644.00
Current Assets, Loans & Advances	G				
(a) Stock in Trade		6.19		306.05	
(b) Sundry Debtors		43.02		2.39	
(c) Bank Balances		186.95		5.45	
(d) Other Current Asset		614.26		476.77	
(e) Loans & Advances		1 204.56		148.69	
		2 054.98		939.35	
Less: Current Liabilities & Provisions	H				
(a) Current Liabilities		17.47		11.74	
(b) Provisions		85.26		46.73	
		102.73		58.47	
Net Current Assets			1 952.25		880.88
TOTAL			4 364.35		2 751.47
Accounting Policies	L				
Notes on Accounts	M				

As per our report of even date
For **PATHAK H. D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Vice Chairman — **Amitabh Jhunjhunwala**

Directors — **Rajendra P. Chitale**, **Udayan Bose**, **C. P. Jain**

Company Secretary & Manager — **V. R. Mohan**

Mumbai
Dated: 24th April, 2006

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

	SCHEDULE		2005-06		2004-05	
INCOME			**Rs.**	**Rs.**	Rs.	Rs.
Operating & Other Income	I			**652.02**		295.69
EXPENDITURE						
Interest and Finance Charges	J		**45.20**		151.08	
Administrative and Other Expenses	K		**33.02**		5.63	
Depreciation			**23.19**		27.77	
Bad Debts Written Off		–			8.13	
Impairment Loss (Refer Note No. 3 of Schedule "E")		–			5.92	
Less: Transferred from General Reserve		–	–		(14.05)	
				101.41		184.48
PROFIT BEFORE TAX				**550.61**		111.21
Provision for Current Taxation (including Fringe Benefit Tax)				**13.00**		5.40
Provision for Deferred Tax				**–**		–
PROFIT AFTER TAX				**537.61**		105.81
Balance Brought Forward				**204.70**		188.49
Profit available for appropriations				**742.31**		294.30
APPROPRIATIONS						
Interim Dividend - Preference Shares (Previous Year Rs. 4,453)			–		–	
Proposed Dividend - Equity Shares			**71.32**		38.19	
Dividend Tax			**10.00**		5.45	
Transfer to Statutory Reserve Fund			**107.53**		21.18	
Transfer to General Reserve			**53.77**		24.65	
Transfer to Capital Redemption Reserve			–		0.13	
Balance Carried to Balance Sheet			**499.69**		204.70	
				742.31		294.30
Basic Earning per equity share of Rs. 10 each (Rs.)				**29.74**		8.31
Diluted Earning per equity share of Rs. 10 each (Rs.) (Refer Note No. 11 of Schedule "M")				**24.64**		8.31
Accounting Policies	L					
Notes on Accounts	M					

As per our report of even date
For **PATHAK H.D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Vice Chairman — **Amitabh Jhunjhunwala**

Directors — **Rajendra P. Chitale**, **Udayan Bose**, **C. P. Jain**

Company Secretary & Manager — **V. R. Mohan**

Mumbai
Dated: 24th April, 2006

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

		As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "A"		**Rs.**	**Rs.**	Rs.	Rs.
SHARE CAPITAL					
Authorised:					
30,00,00,000 (20,00,00,000)	Equity Shares of Rs. 10 each	**300.00**		200.00	
10,00,00,000 (1,00,00,000	Preference Shares of Rs. 10 each Preference Shares of Rs. 100 each)	**100.00**		100.00	
Nil (10,00,00,000)	Unclassified Shares of Rs. 10 each	–		100.00	
			400.00		400.00
Issued and Subscribed					
22,42,10,451 (12,86,50,450)	Equity Shares of Rs. 10 each	**224.21**		128.65	
			224.21		128.65
Paid up					
22,28,66,245 (12,73,06,244)	Equity Shares of Rs. 10 each	**222.87**		127.31	
Add:	Forfeited Shares (Amount originally paid up on 13,44,206 Equity Shares (Previous Year 13,44,206))	**0.53**		0.53	
			223.40		127.84
			223.40		127.84

NOTES:

1 Of the above Equity Shares 18,70,000 shares were allotted as fully paid-up pursuant to the Scheme of Amalgamation without payment being received in cash.

2 In terms of the approval of the shareholders obtained at the Extraordinary General Meeting of the Company held on 19th July, 2005, the Company has reclassified the Authorised Share Capital as follows:

a) 30,00,00,000 Equity Shares of Rs. 10 each.

b) 10,00,00,000 Preference Shares of Rs. 10 each.

3 In terms of the approval of the shareholders obtained at the Extraordinary General Meeting of the Company held on 19th July, 2005, the Company has alloted:

a) 1,62,60,001 equity shares of Rs. 10 each to Foreign Institutional Investors (FIIs) at a price of Rs. 228 per share.

b) 6,00,00,000 equity shares of Rs. 10 each to AAA Enterprises Pvt. Ltd. at a price of Rs. 228 per share.

c) 4,10,00,000 equity warrants to AAA Enterprises Pvt. Ltd. entitling the holder to subscribe for an equal number of equity shares of Rs. 10 each at a price of Rs. 228 per share.

4 Pursuant to the exercise of option by AAA Enterprises Pvt. Ltd. in respect of 1,93,00,000 equity warrants, the Company has alloted 1,93,00,000 equity shares of Rs. 10 each at a price of Rs. 228 per share.

5 The balance of 2,17,00,000 equity warrants continue to remain outstanding on which Rs. 22.80 is paid up.

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "B"	**Rs.**	**Rs.**	Rs.	Rs.
RESERVES AND SURPLUS				
Capital Reserve				
As per last Balance Sheet		**6.38**		6.38
Capital Redemption Reserve				
As per last Balance Sheet	**10.13**		10.00	
Add: Amount transferred from Profit & Loss Account	**–**		0.13	
		10.13		10.13
Securities Premium Account				
As per last Balance Sheet	**734.69**		744.57	
Add: Premium on Issue of Shares	**2 083.21**		–	
	2 817.90		744.57	
Less: Premium on Redemption of Preference Shares	**–**		9.88	
		2 817.90		734.69
Statutory Reserve Fund *				
As per last Balance Sheet	**179.70**		158.52	
Add: Amount transferred from Profit & Loss Account	**107.53**		21.18	
		287.23		179.70
General Reserve				
As per last Balance Sheet	**174.48**		163.88	
Add: Amount transferred from Profit & Loss Account	**53.77**		24.65	
	228.25		188.53	
Less: Amount transferred to Profit & Loss Account	**–**		14.05	
		228.25		174.48
Profit & Loss Account		**499.69**		204.70
		3 849.58		1 310.08

* Created pursuant to Reserve Bank of India (Amendment) Act, 1997.

	As at 31st March, 2006 Rs.	As at 31st March, 2005 Rs.
SCHEDULE "C"		
SECURED LOANS		
From Banks	**167.50**	–
	167.50	–

NOTE:

The above loan is secured against the pledge of Fixed Deposits.

	As at 31st March, 2006 Rs.	As at 31st March, 2005 Rs.
SCHEDULE "D"		
UNSECURED LOANS		
From Bodies Corporate	–	1 240.00
Security Deposit Received - Lease	**74.39**	73.55
	74.39	1 313.55

NOTE:

Amount payable within one year is Rs. 14.39 crores (Previous Year Rs. 1244.47 crores).

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

SCHEDULE "E"
FIXED ASSETS

(Rs. in crore)

DESCRIPTION	Gross Block				Depreciation		Lease	Net Block	
	As at 1-4-05 Rs.	Additions/ Adj. Rs.	Deductions/ Adj. Rs.	**As at 31-3-06 Rs.**	For the Year Rs.	**Up to 31-3-06 Rs.**	**Adjustment 31-3-06 Rs.**	**As at 31-3-06 Rs.**	As at 31-3-05 Rs.
ASSETS ON LEASE									
Plant & Machinery	266.52	–	127.10	**139.42**	11.85	**139.09**	**11.97**	**12.30**	48.85
Furniture & Fittings	0.20	–	0.20	–	0.01	–	–	–	–
Ships	39.60	–	39.60	–	1.67	–	–	–	1.62
Aircraft	105.79	–	–	**105.79**	5.93	**33.08**	**20.75**	**93.46**	98.12
Office & Other Equipments	0.01	–	0.01	–	–	–	–	–	–
Sub - total	412.12	–	166.91	**245.21**	19.46	**172.17**	**32.72**	**105.76**	148.59
ASSETS FOR OWN USE									
Buildings	119.78	–	–	**119.78**	3.10	**60.89**	–	**58.89**	61.99
Furniture & Fittings	3.83	–	–	**3.83**	0.20	**2.91**	–	**0.92**	1.12
Office & Other Equipments	5.24	0.72	–	**5.96**	0.35	**3.91**	–	**2.05**	1.68
Motor Vehicles	0.28	0.65	–	**0.93**	0.08	**0.20**	–	**0.73**	0.16
Sub - total	129.13	1.37	–	**130.50**	3.73	**67.91**	–	**62.59**	64.95
Grand Total	541.25	1.37	166.91	**375.71**	23.19	**240.08**	**32.72**	**168.35**	213.54
Previous Year	541.45	0.04	0.24	**541.25**	27.77	**307.39**	**(20.32)**	**213.54**	
CAPITAL WORK-IN-PROGRESS									
Assets For Own use								**13.13**	13.05
Total								**13.13**	13.05

NOTES:

1 Buildings include :

(i) Cost of shares in Co-operative Societies Rs.2,500 (Previous Year Rs.2,500).

(ii) Rs.92.94 crores (Previous Year Rs. 92.94 crores) incurred towards purchase / acquisition of 131,881Equity Shares of Re. 1 each of Mature Trading & Investments Pvt. Ltd. with a right of occupancy ofcertain area of commercial premises.

2 Capital Work-in-progress includes:

a) Rs.13.05 crores (Previous Year Rs. 13.05 crores) incurred towards purchase / acquisition of 50,000 Equity Shares of Rs.10 each of Legend Housing Pvt. Ltd. with a right of occupancy of certain area in a commercial / residential premise under construction.

b) Rs.0.08 crore (Previous Year Rs. Nil) advance against capital expenditure.

3 Capital Work-in-progress is net of impairment loss of Rs. Nil (Previous Year Rs. 5.92 crores) and is adjusted against the General Reserves of the Company in terms of Accounting Standard (AS 28) on Impairment of Assets issued by the Institute of Chartered Accountants of India.

(Rs. in crore)

	Face Value / Issue Price Rs.	Quantity **As at 31-3-2006**	Quantity As at 31-3-2005	Value **As at 31-3-2006 Rs.**	Value As at 31-3-2005 Rs.
SCHEDULE "F"					
INVESTMENTS					
LONG TERM INVESTMENTS					
Government and Other Securities					
Unquoted					
National Saving Certificates (Rs. 45,000, Previous Year Rs. 45,000)				–	–
(Deposited with Sales Tax Department)				–	–
PSU Bonds - Unquoted (Government Guaranteed)					
13% Gujarat State Road Transport Corporation Ltd.	40 000	**100**	100	**0.40**	0.70
(Previous Year Rs. 70,000)					
				0.40	0.70

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	Face Value / Issue Price Rs.	Quantity As at 31-3-2006	Quantity As at 31-3-2005	Value As at 31-3-2006 Rs.	Value As at 31-3-2005 Rs.
SCHEDULE "F" (Contd.)					
Other Investments					
Equity Shares - Quoted, Fully Paid Up					
Adlabs Films Ltd.	5	**12 55 000**	–	**12.45**	–
Axsys Health Tech Ltd.	10	**13 25 000**	4 00 000	**7.95**	2.40
Celebrity Fashions Ltd.	10	**10 50 000**	–	**12.24**	–
Financial Technologies Ltd.	2	**–**	24 00 000	**–**	15.12
INOX Leisure Ltd.	10	**5 00 000**	–	**8.12**	–
Kinetic Engeering Ltd.	10	**7 15 000**	–	**12.73**	–
Reliance Capital Ventures Ltd. (company under same management)	10	**1 64 71 295**	–	**5.05**	–
Reliance Communication Ventures Ltd.	5	**1 79 40 295**	–	**193.54**	–
Reliance Energy Ltd.	10	**1 19 95 089**	1 19 95 089	**294.92**	294.92
Reliance Energy Ventures Ltd.	10	**1 64 71 295**	–	**28.35**	–
Reliance Industrial Infrastrucutre Ltd.	10	**1 60 100**	–	**0.50**	–
Reliance Industries Ltd.	10	**1 34 60 295**	36 67 477	**165.02**	109.70
Reliance Natural Resources Ltd.	10	**1 64 71 295**	–	**2.72**	–
Shri Laxmi Cotsyn Ltd.	10	**13 00 000**	–	**16.77**	–
Shriram Investments Ltd.	10	**–**	23 00 000	**–**	5.75
Shriram Transport Finance Company Ltd.	10	**–**	24 50 000	**–**	6.25
Spanco Telesystems & Solutions Ltd.	10	**35 50 000**	–	**32.27**	–
				792.63	434.14
Equity Shares - Unquoted, Fully Paid Up					
Ammolite Holdings Ltd.	$1	**1 000**	–	**–**	–
Comart Lithographers Ltd.	10	**–**	4 50 000	**–**	1.15
DTDC Courier & Cargo Ltd.	10	**14 34 312**	–	**69.78**	–
DTDC Worldwide Express Ltd.	10	**2 24 900**	–	**0.22**	–
Gini & Jony Apparel Pvt. Ltd.	10	**20 00 000**	–	**10.70**	–
GMS Technologies Ltd.	10	**–**	5 40 000	**–**	0.75
Him Tekno Forge Ltd.	10	**–**	12 50 000	**–**	1.60
KLT Automotive & Tabular Products Ltd.	10	**5 25 000**	–	**11.29**	–
Observer (India) Ltd.	10	**23 200**	23 200	**0.02**	0.02
Prime Focus Ltd.	10	**15 00 000**	–	**26.29**	–
Reliable Internet Ltd.	10	**10 00 000**	10 00 000	**1.00**	1.00
Reliance Europe Ltd.	£1	**–**	5 54 250	**–**	1.97
Reliance Land Pvt. Ltd.	10	**50 00 000**	50 00 000	**5.00**	5.00
Reliance Life Insurance Company Ltd. (formerly AMP Sanmar Life Insurance Company Ltd.)	10	**5 29 60 000**	–	**31.72**	–
Reliance Net Ltd.	10	**3 55 000**	3 55 000	**0.36**	0.36
Reliance Share & Stock Brokers Pvt. Ltd.	10	**50 00 000**	50 00 000	**5.00**	5.00
Reliance Telecom Ltd.	10	**–**	39 860	**–**	0.04
Roots Industries Ltd.	10	**–**	3 00 000	**–**	0.83
Taj Kerela & Resorts Ltd.	10	**–**	5 00 000	**–**	0.50
Viscount Management Services (Alpha) Ltd.	10	**50 000**	–	**0.05**	–
Viscount Management Services Ltd.	10	**30 000**	–	**0.03**	–
Virtual Marketing India Pvt. Ltd.	10	**6 26 000**	–	**12.93**	–
WorldTel Holding Ltd.	$0.05	**8 14 295**	8 14 295	**22.65**	22.65
Preference Shares - Unquoted, Fully Paid Up					
7.5% Non-Cumulative Redeemable Preference Shares of Kinetic Engineering Ltd.	10	**1 50 00 000**	–	**15.00**	–
12% Cumulative Redeemable Preference Shares of Reliance Share & Stock Brokers Pvt. Ltd.	100	**4 00 000**	4 00 000	**4.00**	4.00
Yatra Online Inc.	$0.0001	**42 00 042**	–	**6.20**	–
				222.24	44.87

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

SCHEDULE "F" (Contd.)	Face Value / Issue Price Rs.	Quantity As at 31-3-2006	Quantity As at 31-3-2005	Value As at 31-3-2006 Rs.	Value As at 31-3-2005 Rs.
INVESTMENTS					
Subsidiary Companies					
Equity Shares - Unquoted, Fully Paid up					
Reliance Capital Asset Management Ltd.	10	**75 00 700**	75 00 700	**7.50**	7.50
Reliance Capital Trustee Co. Ltd.	10	**50 700**	50 700	**0.05**	0.05
Reliance General Insurance Company Ltd.	10	**7 65 00 525**	7 65 00 525	**76.50**	76.50
Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	10	**15 00 525**	15 00 525	**1.50**	1.50
Preference Shares - Unquoted, Fully Paid Up					
5% Cumulative Redeemable Preference Shares of Reliance Capital Asset Management Ltd.	100	**3 50 000**	3 50 000	**3.50**	3.50
				89.05	89.05
Warrants - Unquoted, Partly Paid Up					
Axsys Health Tech Ltd.	–	–	9 25 000	–	0.56
Kinetic Engineering Ltd.	18	**6 00 000**	–	**1.07**	–
				1.07	0.56
Mutual Fund - Unquoted, Fully Paid Up					
Reliance Mutual Fund - Banking Fund	10	**75 84 952**	–	**25.00**	–
				25.00	–
Debentures - Unquoted, Fully Paid Up					
Zero Coupon Optionally Convertible Secured Debentures of Reliance Power Ltd.	1 000	–	14 95 600	–	149.56
Zero Coupon Convertible Unsecured Debentures of Viscount Management Services Ltd.	1 000	**10 91 830**	–	**77.96**	–
Zero Coupon Convertible Unsecured Debentures of Viscount Management Services (Alpha) Ltd.	1 000	**15 87 810**	–	**101.17**	–
Deep Discount Bonds - Secured, Unquoted, Fully Paid Up					
Kothari Sugars & Chemicals Ltd.	100	**6 20 000**	6 20 000	**3.62**	3.62
Reliable Internet Ltd.	1 00 000	**13 752**	13 752	**113.54**	113.54
Reliance Communications Infrastructure Ltd.	68 550	**3 21 190**	3 21 190	**803.94**	803.94
Reliance Utilities & Power Ltd.	1 965	–	21 331	–	4.02
				1,100.23	1,074.68
TOTAL LONG TERM INVESTMENTS				**2 230.62**	1 644.00

NOTES:

1 The aggregate value of investments:

	As at 31st March, 2006 Book Value Rs.	As at 31st March, 2006 Market Value Rs.	As at 31st March, 2005 Book Value Rs.	As at 31st March, 2005 Market Value Rs.
Quoted	**792.63**	**2,701.03**	434.14	926.69
Unquoted	**1 437.99**	–	1 209.86	–

2 In terms of the scheme of demerger of Reliance Industries Ltd.

a) the Company has been allotted 1,64,71,295 shares each of Reliance Capital Ventures Ltd., Reliance Communication Ventures Ltd., Reliance Energy Ventures Ltd. and Reliance Natural Resources Ltd.

b) the above shares have been valued at 1.3%, 38.7%, 7.3% and 0.7% respectively of the cost of Reliance Industries Ltd. shares and consequently the value of Reliance Industries Ltd. shares have been reduced to that extent.

3 The above includes Rs. 1.84 crores (Previous Year Rs. 33.08 crores) of shares pledged towards security on behalf of third parties.

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "G"	**Rs.**	**Rs.**	Rs.	Rs.
CURRENT ASSETS, LOANS AND ADVANCES				
CURRENT ASSETS				
Stock in Trade		**6.19**		306.05
Sundry Debtors (Unsecured)				
Other Debts, considered good	**43.02**		2.39	
		43.02		2.39
Balances with the Scheduled Banks				
In Current Accounts	**11.95**		5.45	
In Fixed Deposit Accounts (Previous Year Rs. 12,500)	**175.00**		–	
		186.95		5.45
Other Current Assets				
Income Accrued on Investments	**612.58**		470.39	
Receivables for Assets on Lease	**1.68**		6.38	
		614.26		476.77
		850.42		790.66
LOANS & ADVANCES				
Loan to Others				
Considered Doubtful	**3.15**		3.00	
Considered Good	**1 123.36**		83.58	
		1 126.51		86.58
Advances recoverable in Cash or in kind or for value to be received.				
Considered Good	**17.06**		0.48	
		17.06		0.48
Deposits	**6.65**		7.02	
Taxes Paid (Net)	**54.34**		54.61	
		60.99		61.63
		1 204.56		148.69

NOTES:

1. Loan to Others include Rs. 2.00 crores (Previous Year Rs. 2.00 crores) due from sudsidiary company.
2. Advances Recoverable in cash or in kind includes Rs. 0.02 crore (Previous Year Rs. Nil) due from Reliance Capital Ventures Ltd. (Maximum balance outstanding at any time during the year Rs. 0.02 crore (Previous Year Rs. Nil)) a company under same management.
3. Advances Recoverable in cash or in kind includes Rs. 8.09 crores (Previous Year Rs. Nil) paid towards share application money pending allotment.
4. Advances Recoverable in cash or in kind includes Rs. 0.05 crore due from the Manager / Officer (Previous Year Rs. 0.05 crore) (Maximum balance outstanding at any time during the year Rs. 0.05 crore (Previous Year Rs. 0.05 crore)).
5. In the opinion of the Management, Loans and Advances, other than doubtful, are considered as good and fully recoverable. A provision for Sub-Standard / doubtful advances of Rs. 3.15 crores (Previous Year Rs. 3.00 crores) is made in accounts in accordance with Prudential Norms prescribed by the Reserve Bank of India for Non-Banking Financial Companies.

SCHEDULES FORMING PART OF THE BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "H"	**Rs.**	**Rs.**	Rs.	Rs.
CURRENT LIABILITIES AND PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors (Other than SSI)	**7.17**		0.18	
Other Liabilities	**5.00**		6.03	
Investor Education and Protection Fund				
Unclaimed Dividend	**5.11**		5.30	
Unclaimed Fixed Deposit	**0.19**		0.23	
		17.47		11.74
PROVISIONS				
Provision for Wealth Tax (Net)	**0.09**		–	
Provision for Sub - Standard and doubtful Assets	**3.15**		3.00	
Provision for Leave Encashment	**0.70**		0.18	
Proposed Dividend on Shares	**71.32**		38.19	
Provision for Dividend Tax	**10.00**		5.36	
		85.26		46.73
		102.73		58.47

NOTE:

Investor Education and Protection Fund does not include any amounts, due and outstanding, to be credited to said fund.

SCHEDULES FORMING PART OF THE PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

	2005-06		2004-05	
SCHEDULE "I"	**Rs.**	**Rs.**	Rs.	Rs.
OPERATING & OTHER INCOME				
Lease Rentals	**43.61**		44.13	
Less: Lease Equalisation (Net)	**23.35**		15.73	
		20.26		28.40
Lease Finance Charges		**0.24**		0.53
Dividends on:				
Long Term Investments	**7.14**		8.87	
Stock in Trade	**10.05**		7.22	
		17.19		16.09
Interest and Finance Income on:				
Long Term Investments (Tax Deducted at Source Rs. 0.48 crore, Previous Year Rs. 0.03 crore)	**142.45**		104.33	
Others	**12.32**		94.13	
(Tax Deducted at Source Rs. 2.53 crores, Previous Year Rs. 13.91 crores)		**154.77**		198.46
Profit on sale of (Net):				
Long Term Investments	**411.47**		27.41	
Stock in Trade	**43.53**		3.90	
		455.00		31.31

SCHEDULES FORMING PART OF THE PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

	2005-06		2004-05	
SCHEDULE "I" (Contd.)	**Rs.**	**Rs.**	Rs.	Rs.
Profit on Sale of Mobile Handsets		–		6.94
Profit on Sale of Fixed Assets		**1.26**		–
Bad Debts Recovered		**0.90**		0.76
Provision for Sub Standard and Doubtful Assets Reversed		–		6.81
Rent		**2.14**		5.85
Miscellaneous Income		**0.26**		0.54
		652.02		295.69
SCHEDULE "J"				
INTEREST & FINANCE CHARGES				
Interest				
On Others		**45.20**		151.08
		45.20		151.08
SCHEDULE "K"				
ADMINISTRATIVE AND OTHER EXPENSES				
Payments to and provisions for employees:				
Salary, Bonus etc.	**6.63**		0.94	
Contribution to Provident Fund & other funds	**0.50**		0.17	
Staff Welfare & Other Amenities	**3.19**		0.27	
		10.32		1.38
Rent	**0.57**		0.09	
Rates and Taxes	**0.08**		0.01	
Repairs and Maintenance (Others)				
Repairs to Buildings	**0.23**		0.07	
Others	**1.03**		1.03	
Electricity	–		0.10	
Insurance (Previous Year Rs. 24,770)	**0.07**		–	
Travelling and Conveyance	**0.89**		0.31	
Postage, Telegram and Telephones	**1.72**		0.38	
Professional Fees	**10.94**		0.77	
Loss on Sale of Fixed Assets (Net)	–		0.01	
Loss on Securities Option Trading	**0.04**		–	
Loss on Securities & Commodities Futures Trading	**0.43**		–	
Auditor's Remuneration	**0.23**		0.23	
Donations	**0.08**		–	
Directors' Fees	**0.06**		0.06	
Balances Written Off (Net)	**0.20**		–	
Provision for Sub Standard and Doubtful Assets	**0.15**		–	
Miscellaneous Expenses	**5.98**		1.19	
		22.70		4.25
		33.02		5.63

ACCOUNTING POLICIES

SCHEDULE "L"

ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention method in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956, as adopted consistently by the Company.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that effect the reported amount of assets and liabilities on the date of financial statements and the reported amount of revenue and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known / materialised.

C. Revenue Recognition

i) Lease Finance:

Income from leased assets is accounted for in the year in which lease rentals fall due, by applying the interest rate implicit in the lease to the net investment in the lease during the period.

Front-ended lease management / syndication fees are treated as income of the period in which they accrue.

ii) Income from Bill Discounting:

Income from bill discounting is net of rediscounting charges paid.

D. Fixed Assets

All Fixed Assets are stated at cost less accumulated depreciation after considering Lease Adjustment account. All costs including financing cost attributable to fixed assets till assets are ready for intended use are capitalised.

E. Assets given on Finance Lease

i) All assets given on finance lease on or before 31st March, 2001 are capitalised as Fixed Assets.

All assets given on finance lease on or after 1st April, 2001 are shown as receivables at an amount equal to net investment in the lease.

ii) Initial direct costs in respect of leases are expensed in the year in which such costs are incurred.

F. Depreciation

Depreciation is provided as under:

i) Assets for own use:

On Written Down Value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

ii) Leased Assets:

On Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

G. Impairment of Assets

An asset is treated as impaired, when carrying cost of assets exceeds its recoverable amount. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

H. Share Issue Expenses

Issue expenses are adjusted against the securities premium account.

I. Investments

Investments are classified into current investments and long-term investments.

Current investments are valued, scrip wise, at cost or fair value, whichever is lower.

Long-term investments are valued at cost. Provision for diminution is made scrip wise to recognise a decline, other than temporary.

J. Stock in trade

Stock-in-Trade is valued scrip wise at book value or fair value whichever is lower.

K. Employee Retirement Benefits

Company's contribution to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment benefits are charged to Profit and Loss Account on the basis of actuarial valuation.

L. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) In respect of branches, which have integral foreign operations, all transactions are translated at rates prevailing at the time of transaction or that approximates the actual rate as at the date of transaction. Branch monetary assets and liabilities are restated at the year-end rates.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

M. Borrowing Costs

Borrowing costs, which are directly attributable to the acquisition/construction of fixed assets, till the time such assets are ready for intended use, are capitalised as part of the cost of the assets. Other borrowing costs are recognised as an expense in the year in which they are incurred.

N. Securities Lending

Income and expenses on securities lending activities are accounted for on accrual basis and are netted off.

O. Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

NOTES TO THE ACCOUNTS

SCHEDULE "M"

NOTES TO THE ACCOUNTS

1. (Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005
i) **CONTINGENT LIABILITIES**:		
Guarantees to Banks and Financial Institutions on behalf of third parties	**69.62**	148.06
ii) *Estimated amount of contracts remaining to be executed on capital account* (net of advances)	**0.35**	–
ii) Claims against the Company not acknowledged as debt (Sales Tax)	**0.11**	0.11

2. The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Gujarat at Ahmedabad for amalgamation of Reliance Capital Ventures Ltd. with the Company.
3. During the year a part of the Stock in Trade held by the Company has been reclassified as Investments at book value or market price whichever is lower. There is no impact on the profit for the year.
4. Bad debts and advances amounting to Rs. Nil (Previous Year Rs. 8.13 crores) have been charged to Profit & Loss Account and has been adjusted against withdrawal from General Reserves.
5. Assets given on lease on or after 1st April, 2001

i) (Rs. in crore)

Particulars	Total	Not later than one year	Later than one year and not later than five years	Later than five years
Future lease rentals receivables	0.60 (5.54)	0.60 (4.94)	– (0.60)	– (–)
Add: Unguaranteed residual value	1.10 (1.10)	1.10 (–)	– (1.10)	– (–)
Gross Investments in lease	1.70 (6.64)	1.70 (4.94)	– (1.70)	– (–)
Less: Unearned finance income	0.02 (0.26)	0.02 (0.24)	– (0.02)	– (–)
Present value of the minimum Lease Rental receivable	1.68 (6.38)	1.68 (4.70)	– (1.68)	– (–)

Figures in brackets represent previous year figures.

ii) General description of lease arrangements:

a) Assets are generally given on lease for a period of five years.

b) Lease rentals are charged on the basis of agreed rate of interest.

6. The Income Tax Assessments of the Company have been completed up to Assessment Year 2003-04. The total demand raised by the Income-Tax Department up to the said Assessment Year is Rs. 19.91 crores, which is disputed. Based on the decisions of the Appellate authorities and the interpretation of other relevant provisions, the Company has been advised that no provision for tax is required.
7. The Company has substantial unabsorbed depreciation and carry forward losses under the Income Tax Act, 1961. However, the availability of sufficient future taxable income against which such depreciation and losses can be set off cannot be stated to be virtually certain. Hence, deferred tax asset has not been recognised.
8. Managerial Remuneration

i) The Company has been advised that the computation of net profits for the purpose of managerial remuneration under Section 349 of the Companies Act, 1956 need not be enumerated, since no commission by way of percentage of profit is payable for the year to any of the Directors / Manager of the Company.

ii) Payment to and provision for employees include Managerial Remuneration by way of:

(Rs. in crore)

Particulars	**2005-2006**	2004-2005
i) Salaries	**0.12**	0.08
ii) Perquisites (Rs. 30,000, Previous Year Rs. 41,400)	–	–
iii) Contribution to Provident Fund and Superannuation Fund	**0.02**	0.01
Total	**# 0.14**	0.09

inclusive of arrears

a) The above remuneration excludes provision for gratuity since these are based on actuarial valuation done on an overall company basis.

b) The Remuneration Committee, the Board of Directors and the Shareholders at the Annual General Meeting duly approved the above managerial remuneration.

NOTES TO THE ACCOUNTS

9. Auditors' Remuneration includes:

(Rs. in crore)

Particulars	2005-2006	2004-2005
i) Audit Fees	**0.17**	0.17
ii) Tax Audit Fees	**0.05**	0.05
iii) Out of Pocket Expenses	**0.01**	0.01

10. Miscellaneous Expenses referred to in Schedule 'K' include:
    i) Net Prior Period items Rs. 0.04 crore (net credit) (Previous year Rs. 0.01 crore (net credit))
    ii) Sales tax paid (net) Rs. 5 (Previous Year Rs. 2,325)
11. Basic and Diluted Earning Per Share
    i) For the purpose of calculation of Basic Earning Per Share the following amounts are considered:

(Rs. in crore)

Particulars	2005-06	2004-05
a) Amounts used as the numerators		
Net Profit after tax	**537.61**	105.81
Less: Preference dividend and tax thereon (Rs. Nil, Previous Year Rs. 5,036)	–	–
Net Profit available for equity shareholders	**537.61**	105.81
b) Weighted average number of equity shares (Nos.)	**18,07,55,943**	12,73,06,244
c) Basic Earning Per Share (Rs.)	**29.74**	8.31

ii) For the purpose of calculation of Diluted Earning Per Share the following amounts are considered:

(Rs. in crore)

Particulars	2005-06	2004-05
a) Amounts used as the numerators		
Net Profit after tax	**537.61**	105.81
Less: Preference dividend and tax thereon (Rs. Nil, Previous Year Rs. 5,036)	–	–
Net Profit available for equity shareholders	**537.61**	105.81
b) Weighted average number of equity shares (Nos.)	**21,82,05,943**	12,73,06,244
c) Diluted Earning Per Share (Rs.)	**24.64**	8.31

12. Related Party Disclosures

List of related parties

i) Subsidiaries:
   a) Reliance Capital Asset Management Ltd.
   b) Reliance Capital Trustee Co. Ltd.
   c) Reliance General Insurance Company Ltd.
   d) Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)

ii) Associates:
   a) AAA Enterprises Pvt. Ltd.
   b) Reliance Industries Ltd.
   c) Reliance Energy Ltd.
   d) Reliance Infocomm Ltd.
   e) Reliance Communications Infrastructure Ltd.
   f) Reliance Telecom Ltd.
   g) Reliance Capital Ventures Ltd.
   h) Reliance Energy Ventures Ltd.
   i) Reliance Communication Ventures Ltd.
   j) Reliance Natural Resources Ltd.
   k) Reliance Land Pvt. Ltd.
   l) Reliance Share & Stock Brokers Pvt. Ltd.
   m) WorldTel Holding Ltd.
   n) Reliance Life Insurance Company Ltd. (formerly AMP Sanmar Life Insurance Company Ltd.)
   o) Viscount Management (Alpha) Services Ltd.
   p) Viscount Management Services Ltd.
   q) Ammolite Holdings Ltd.
   r) Adlabs Films Ltd.

iii) Key Managerial Personnel:
   a) Shri V R Mohan - Company Secretary & Manager

NOTES TO THE ACCOUNTS

iv) *Transactions during the year with related parties:*

(Rs. in crore)

Particulars	Subsidiaries	Associates	Key Management Personnel	Total
Equity Shares				
a) Issued during the year	– (–)	1808.04 (–)	– (–)	1808.04 (–)
Equity Warrants				
a) Issued during the year	– (–)	93.48 (–)	– (–)	93.48 (–)
b) Outstanding as at 31st March, 2006	– (–)	49.48 (–)	– (–)	49.48 (–)
Unsecured Loans from Bodies Corporate				
a) Taken during the year	– (–)	– (4152.03)	– (–)	– (4152.03)
b) Repaid during the year	– (–)	1240.00 (4152.13)	– (–)	1240.00 (4152.13)
Security Deposit				
a) Repaid during the year	– (–)	3.42 (8.42)	– (–)	3.42 (8.42)
b) Balance as at 31st March, 2006	– (–)	0.59 (4.01)	– (–)	0.59 (4.01)
Leased Assets (Gross Block)				
a) Leased Assets sold during the year	– (–)	104.45 (–)	– (–)	104.45 (–)
b) Assets on Lease as at 31st March, 2006	– (–)	– (80.03)	– (–)	– (80.03)
Investments				
a) Subscribed / Purchased during the year	– (–)	129.05 (113.54)	– (–)	129.05 (113.54)
b) Sold / Redeemed during the year	– (–)	15.01 (–)	– (–)	15.01 (–)
c) Brokerage paid during the year	– (–)	0.52 (0.02)	– (–)	0.52 (0.02)
d) Balance as at 31st March, 2006	89.05 (89.05)	1753.57 (443.24)	– (–)	1842.62 (532.29)
Stock-in-trade				
a) Subscribed / Purchased during the year	– (–)	– (24.13)	– (–)	– (24.13)
b) Redeemed / Sold during the year	– (10.00)	2.00 (67.86)	– (–)	2.00 (77.86)
c) Brokerage paid during the year	– (–)	1.07 (0.03)	– (–)	1.07 (0.03)
d) Balance as at 31st March, 2006	– (–)	– (280.62)	– (–)	– (280.62)
Sundry Debtors Balance as at 31st March, 2006	– (–)	0.04 (–)	– (–)	0.04 (–)
Interest Accrued on Investments Balance as at 31st March, 2006	– (–)	583.49 (–)	– (–)	583.49 (–)
Receivables for Assets on Lease				
a) Repaid during the year	– (–)	4.69 (1.92)	– (–)	4.69 (1.92)
b) Balance as at 31st March, 2006	– (–)	1.68 (2.42)	– (–)	1.68 (2.42)

NOTES TO THE ACCOUNTS

Particulars	Subsidiaries	Associates	Key Management Personnel	Total
Loans to Others				
a) Given during the year	10.00 (–)	875.74 (1562.61)	– (–)	885.74 (1562.61)
b) Returned during the year	10.00 (–)	36.33 (1561.07)	– (–)	46.33 (1561.07)
c) Balance as at 31st March, 2006	2.00 (2.00)	846.61 (7.20)	– (–)	848.61 (9.20)
Advances recoverable in cash or in kind				
a) Given during the year *(Previous Year Rs. 4,600)	– (–)	0.02 (–)	– (*)	– (*)
b) Returned during the year *(Rs. 20,864, Previous Year Rs. 25,468)	– (–)	– (–)	* (*)	* (*)
c) Balance as at 31st March, 2006	– (–)	0.02 (–)	0.04 (0.04)	0.06 (0.04)
d) Interest receivable as at 31st March, 2006	– (–)	– (–)	0.01 (0.01)	0.01 (0.01)
Current Liabilities				
a) Sundry Creditors Balance as at 31st March, 2006	– (–)	0.06 (–)	– (–)	0.06 (–)
b) Other Liabilities repaid during the year	– (–)	– (5.66)	– (–)	– (5.66)
Income				
a) Lease Rentals	– (–)	6.66 (5.16)	– (–)	6.66 (5.16)
b) Dividend	– (–)	15.71 (14.40)	– (–)	15.71 (14.40)
c) Interest & Finance Income	– (–)	116.41 (8.72)	– (–)	116.41 (8.72)
d) Sale of Fixed Assets	– (–)	0.82 (–)	– (–)	0.82 (–)
e) Sale of Mobile Handsets	– (–)	– (281.04)	– (–)	– (281.04)
f) Rent	0.76 (0.76)	1.38 (5.09)	– (–)	2.14 (5.85)
g) Miscellaneous Income	– (–)	0.08 (0.12)	– (–)	0.08 (0.12)
Expenditure				
a) Interest on Others	– (–)	37.75 (19.17)	– (–)	37.75 (19.17)
b) Rent	– (–)	0.06 (–)	– (–)	0.06 (–)
c) Insurance *(Previous Year Rs. 14,507)	0.03 (*)	– (–)	– (–)	0.03 (*)
d) Payments to and provisions for employees	– (–)	– (–)	0.13 (0.09)	0.13 (0.09)
Contingent Liability				
a) Guarantees to Banks and Financial Institutions on behalf of third parties	– (–)	32.85 (15.00)	– (–)	32.85 (15.00)

Figures in bracket indicates previous year figures

In addition to the above, Director Sitting Fees of Rs. 0.01 crore (Previous Year Rs. Nil) has been paid to Shri Anil D. Ambani, an individual having significant influence.

NOTES TO THE ACCOUNTS

Significant transactions with related parties:

i) Equity Shares includes Rs. 1808.04 crores (Previous Year Rs. Nil) issued to AAA Enterprises Pvt. Ltd.

ii) Equity Warrants includes Rs. 93.48 crores (Previous Year Rs. Nil) issued to AAA Enterprises Pvt. Ltd.

iii) Equity Warrants as at 31st March, 2006 includes Rs. 49.48 crores (Previous Year Rs. Nil) outstanding warrants held by AAA Enterprises Pvt. Ltd.

iv) Unsecured Loans from Bodies Corporate includes Rs. Nil (Previous Year Rs. 4151.63 crores) taken from Reliance Industries Ltd.

v) Unsecured Loans from Bodies Corporate includes Rs. Nil (Previous Year Rs. 4151.63 crores) repaid to Reliance Industries Ltd. and Rs. 1240.00 crores (Previous Year Rs. Nil) repaid to Reliance Communications Infrastructure Ltd.

vi) Security Deposit includes Rs. 3.42 crores (Previous Year Rs. 8.42 crores) repaid to Reliance Industries Ltd.

vii) Security Deposit as at 31st March, 2006 includes Rs. 0.59 crore (Previous Year Rs. 4.01 crores) payable to Reliance Industries Ltd.

viii) Leased Assets (Gross Block) includes Rs. 80.03 crores (Previous Year Rs. Nil) sold to Reliance Industries Ltd., Rs. 16.76 crores (Previous Year Rs. Nil) sold to Reliance Communications Infrastructure Ltd.

ix) Leased Assets (Gross Block) as at 31st March, 2006 includes Rs. Nil (Previous Year Rs. 80.03 crores) leased to Reliance Industries Ltd.

x) Investments includes Rs. Nil (Previous Year Rs. 113.54 crores) purchased from Reliance Industries Ltd., Rs. 21.58 crores (Previous Year Rs. Nil) subscribed to Equity Shares of Reliance Life Insurance Company Ltd., Rs. 54.72 crores (Previous Year Rs. Nil) subscribed to debentures of Viscount Management (Alpha) Services Ltd. and Rs. 52.75 crores (Previous Year Rs. Nil) subscribed to debentures of Viscount Management Services Ltd.

xi) Investments includes Rs. 15.01 crores (Previous Year Rs. Nil) sold to Viscount Management Services Ltd.

xii) *Investments includes Rs. 0.52 crore (Previous Year Rs. 0.02 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.*

xiii) Investments as at 31st March, 2006 includes Rs. 165.02 crores (Previous Year Rs. 109.70 crores) in shares of Reliance Industries Ltd., Rs. 294.92 crores (Previous Year Rs. 294.92 crores) in shares of Reliance Energy Ltd., Rs. 193.54 crores (Previous Year Rs. Nil) in shares of Reliance Communication Ventures Ltd. and Rs. 803.94 crores (Previous Year Rs. Nil) in deep discount bonds of Reliance Communications Infrastructure Ltd.

xiv) Stock in trade includes Rs. Nil (Previous Year Rs. 3.83 crores) purchased / subscribed from Reliance Industries Ltd. and Rs. Nil (Previous Year Rs. 20.30 crores) purchased / subscribed from Reliance Energy Ltd.

xv) Stock in trade includes Rs. Nil (Previous Year Rs. 52.86 crores) sold to / redeemed by Reliance Industries Ltd., Rs. Nil (Previous Year Rs. 15.00 crores) redeemed by Reliance Energy Ltd., Rs. Nil (Previous Year Rs. 10.00 crores) sold to Reliance General Insurance Company Ltd. and Rs. 2.00 crores (Previous Year Rs. Nil) redeemed by Reliance Land Pvt. Ltd.

xvi) Stock in trade includes Rs. 1.07 crore (Previous Year Rs. 0.03 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

xvii) Stock in trade as at 31st March, 2006 includes Rs. Nil (Previous Year Rs. 278.62 crores) in shares of Reliance Industries Ltd. and Rs. Nil (Previous Year Rs. 2.00 crores) in debentures of Reliance Land Pvt. Ltd.

xviii) Sundry Debtors as at 31st March, 2006 includes Rs. 0.04 crore (Previous Year Rs. Nil) due from Reliance Telecom Ltd.

xix) Interest Accrued on Investments as at 31st March, 2006 includes Rs. 583.49 crores (Previous Year Rs. Nil) due from Reliance Communication Infrastructure Ltd.

xx) Receivables for Assets on Lease includes Rs. 1.93 crores (Previous Year Rs. 1.92 crores) repaid by Reliance Industries Ltd., Rs. 1.70 crores (Previous Year Rs. Nil) repaid by Reliance Communications Infrastructure Ltd and Rs. 1.07 crores (Previous Year Rs. Nil) repaid by Reliance Telecom Ltd.

xxi) Receivables for Assets on Lease as at 31st March, 2006 includes Rs. 0.49 crore (Previous Year Rs. 2.42 crores) receivable for assets leased to Reliance Industries Ltd., Rs. 0.83 crore (Previous Year Rs. Nil) receivable for assets leased to Reliance Communications Infrastructure Ltd. and Rs. 0.36 crore (Previous Year Rs. Nil) receivable for assets leased to Reliance Telecom Ltd.

xxii) Loans to Others includes Rs. Nil (Previous Year Rs. 1555.02 crores) given to Reliance Industries Ltd., Rs. 781.41 crores (Previous Year Rs. Nil) given to Reliance Land Pvt. Ltd. and Rs. 94.30 crores (Previous Year Rs. 7.59 crores) given to Reliance Share & Stock Brokers Pvt. Ltd.

xxiii) Loans to Others includes Rs. Nil (Previous Year Rs. 1555.02 crores) repaid by Reliance Industries Ltd., Rs. 10.00 crores (Previous Year Rs. Nil) repaid by Reliance Gilts Ltd. and Rs. 33.30 crores (Previous Year Rs. 6.05 crores) repaid by Reliance Share & Stock Brokers Pvt. Ltd.

xxiv) Loans to Others as at 31st March, 2006 includes Rs. 68.20 crores (Previous Year Rs. 7.20 crores) given to Reliance Share & Stock Brokers Pvt. Ltd., Rs. 2.00 crores (Previous Year Rs. 2.00 crores) to Reliance Gilts Ltd. and Rs. 778.41 crores (Previous Year Rs. Nil) to Reliance Land Pvt. Ltd.

xxv) Advance recoverable in cash or kind includes Rs. 0.02 crore (Previous Year Rs. Nil) advanced to Reliance Capital Ventures Ltd.

xxvi) Advance recoverable in cash or kind includes Rs. Nil (Previous Year Rs. 4,600/-) advanced to Shri V R Mohan.

xxvii) Advance recoverable in cash or kind includes Rs. 20,864 /- (Previous Year Rs. 25,468 /-) repaid by Shri V R Mohan.

xxviii) Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.02 crore (Previous Year Rs. Nil) receivable from Reliance Capital Ventures Ltd.

xxix) Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.04 crore (Previous Year Rs. 0.04 crore) receivable from Shri V R Mohan.

xxx) *Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.01 crore (Previous Year Rs. 0.01 crore) interest receivable from* Shri V R Mohan.

xxxi) Sundry Creditors as at 31st March, 2006 includes Rs. 0.06 crore (Previous Year Rs. Nil) payable to Reliance Capital Ventures Ltd.

xxxii) Other Liabilities includes Rs. Nil (Previous Year Rs. 5.66 crores) repaid by Reliance Industries Ltd.

xxxiii) Lease Rentals includes Rs. 1.76 crores (Previous Year Rs. 5.16 crores) received from Reliance Industries Ltd., Rs. 3.32 crores (Previous Year Rs. Nil) received from Reliance Communications Infrastructure Ltd. and Rs. 1.58 crores (Previous Year Rs. Nil) from Reliance Telecom Ltd.

NOTES TO THE ACCOUNTS

xxxiv) Dividend includes Rs. 12.34 crores (Previous Year Rs. 8.64 crores) received from Reliance Industries Ltd. and Rs. 3.12 crores (Previous Year Rs. 5.76 crores) received from Reliance Energy Ltd.

xxxv) Interest and Finance Income includes Rs. Nil (Previous Year Rs. 7.58 crores) received from Reliance Industries Ltd. and Rs. 113.28 crores (Previous Year Rs. Nil) received from Reliance Communications Infrastructure Ltd.

xxxvi) Sale of Fixed Assets includes Rs. 0.80 crore (Previous Year Rs. Nil) sold to Reliance Industries Ltd.

xxxvii) Sale of Mobile Handsets includes Rs. Nil (Previous Year Rs. 281.04 crores) sold to Reliance Industries Ltd.

xxxviii) Rent includes Rs. 1.38 crores (Previous Year Rs. 5.09 crores) received from Reliance Industries Ltd. and Rs. 0.76 crore (Previous Year Rs. 0.76 crore) received from Reliance Capital Asset Management Ltd.

xxxix) Miscellaneous income includes Rs. Nil (Previous Year Rs. 0.08 crore) received from Reliance Industries Ltd., Rs. 0.04 crore (Previous Year Rs. 0.04 crore) received from Reliance Share & Stock Brokers Pvt. Ltd. and Rs. 0.04 crore (Previous Year Rs. Nil) received from Reliance Telecom Ltd.

xxxx) Interest on Others includes Rs. Nil (Previous Year Rs. 19.16 crores) paid to Reliance Industries Ltd. and Rs. 37.75 crores (Previous Year Rs. Nil) paid to Reliance Communications Infrastructure Ltd.

xxxxi) Rent includes Rs. 0.06 crore (Previous Year Rs. Nil) paid to Reliance Capital Ventures Ltd.

xxxxii) Insurance includes Rs. 0.03 crore (Previous Year Rs. 14,507 /-) paid to Reliance General Insurance Company Ltd.

xxxxiii) Payments to and provisions for employees includes Rs. 0.13 crore (Previous Year Rs. 0.09 crore) paid to Shri V R Mohan.

xxxxiv) Guarantees to Banks and Financial Institution on behalf of third parties includes Rs. 15.35 crores (Previous Year Rs. 15.00 crores) for Reliance Share & Stock Brokers Pvt. Ltd., Rs. 16.63 crores (Previous Year Rs. Nil) for Reliance Telecom Ltd.

13. In the opinion of the management, the Company is mainly engaged in the business of providing Finance. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments.

14. Disclosure of loans / advances and investments in its own shares by the listed companies, their subsidiaries, associates etc. (as certified by the management)

(Rs. in crore)

Particulars	Outstanding Balance as on 31st March, 2006	Maximum Balance outstanding during the year
i) Loans and advances in the nature of loans to subsidiaries		
a) Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	**2.00**	12.00
	(2.00)	(2.00)
ii) Loans and advances in the nature of loans to associates		
a) Reliance Share & Stock Brokers Pvt. Ltd.	**68.20**	68.20
	(7.20)	(10.41)
b) Reliance Land Pvt. Ltd.	**778.41**	778.41
	(–)	(–)
c) Viscount Management Services Ltd.	–	0.03
	(–)	(–)
d) Reliance Industries Ltd.	–	–
	(–)	(750.90)
iii) Loans and advances in the nature of loans where there is		
a) no repayment schedule or repayment beyond seven years		
1) Loans to employees (in ordinary course of business)	**1.12**	1.12
	(0.39)	(0.72)
b) no interest or interest below section 372A of the Companies Act		
1) Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	**2.00**	12.00
	(2.00)	(2.00)
2) Reliance Land Pvt. Ltd.	**240.41**	240.41
	(–)	(–)
3) Viscount Management Services Ltd.	–	0.03
	(–)	(–)
4) Loans to employees (in ordinary course of business)	**1.12**	1.12
	(0.39)	(0.72)
iv) Loans and advances in nature of loans to firms / companies in which directors are interested	**Nil**	Nil
v) Investments by loanee in the shares of parent company and subsidiary company, when the company has made a loan or advance in the nature of loan	**No. of shares**	Amount (Rs. in crores)
a) Reliance Industries Ltd.	–	–
	(6,00,89,966)	(485.80)

Figures in brackets indicates previous year figures

NOTES TO THE ACCOUNTS

15. Disclosure of details as required by Para 9BB of Non Banking Financial Companies Prudential Norms (Reserve Bank) Directions, 1998

(Rs. in crore)

Particulars	Amount Outstanding	Amount Overdue
i) Loans and advances availed by NBFC inclusive of interest thereon but not paid		
a) Loans from Banks	167.50 (–)	– (–)
b) Inter-corporate loans and borrowings	– (1240.00)	– (–)
c) Security Deposit – Lease	74.39 (73.55)	– (–)
ii) Break up of Loans and Advances including bills receivable (other than those included in (iii) below		Amount Outstanding
a) Secured		126.50 (–)
b) Unsecured		1078.05 (148.69)
iii) Break up of Leased Assets and stock on hire and hypothecation loans towards Equipment Leasing / Hire Purchase activities		Amount Outstanding
a) Lease assets (including Receivables for Assets on Lease) including lease rentals under sundry debtors		
1) Financial Lease (Net of depreciation and lease adjustment)		107.44 (154.97)
2) Operating Lease		– (–)
v) Break up of Investments		Amount Outstanding
a) Current Investments (Stock in Trade)		
1) Quoted		
• Shares		
- Equity		6.19 (303.60)
• Debentures and Bonds		– (–)
• GOI Securities and PSU Bonds		– (–)
2) Unquoted		
• Shares		
- Equity		– (0.45)
• Debentures and Bonds		– (2.00)
b) Long Term Investments		
1) Quoted		
• Shares		
- Equity		792.63 (434.14)
2) Unquoted		
• Shares		
- Equity		283.66 (126.98)
- Preference		28.70 (7.50)
• Debentures and Bonds		1100.23 (1074.68)
• Mutual Fund Units		25.00 (–)
• PSU Bonds		0.40 (0.70)

NOTES TO THE ACCOUNTS

v) Borrower group-wise classification of all leased assets (including Receivables for Assets on Lease), stock on hire and loans and advances	Amount Net of Provisions		
	Secured	Unsecured	Total
a) Related Parties			
1) Subsidiaries	–	2.00	2.00
	(–)	(2.00)	(2.00)
2) Companies in the same group	–	0.02	0.02
	(–)	(6.36)	(6.36)
3) Other related parties	–	846.61	846.61
	(–)	(11.24)	(11.24)
b) Other than related parties	126.50	336.86	463.36
	(–)	(284.06)	(284.06)
Total	126.50	1185.49	1311.99
	(–)	(303.66)	(303.66)

vi) Investor group-wise classification of all investments (current and long term) in shares and securities (both quoted and unquoted)	Market Value / Break up Value or fair value or NAV	Book Value (net of provisions)
a) Related Parties		
1) Subsidiaries	179.69	89.05
	(139.00)	(89.05)
2) Companies in the same group	40.93	5.05
	(814.46)	(806.41)
3) Other related parties	3566.52	1748.52
	(1561.66)	(721.89)
b) Other than related parties	317.58	394.19
	(425.25)	(332.70)
Total	4104.72	2236.81
	(2940.37)	(1950.05)

vii) Other Information	Amount
a) Gross Non Performing Assets	
1) Related parties	–
	(–)
2) Other than related parties	4.50
	(3.00)
b) Net Non Performing Assets	
1) Related Parties	–
	(–)
2) Other than related parties	1.35
	(–)
c) Assets acquired in satisfaction of debt	–
	(–)

Companies in the same group means companies under the same management as per Sec 370(1B) of the Companies Act, 1956.

Figures in brackets indicates previous year figures

NOTES TO THE ACCOUNTS

16. Stock in trade

(Rs. in crore)

	QUANTITY		VALUE	
	As at 31-3-2006	As at 31-3-2005	**As at 31-3-2006**	As at 31-3-2005
SHARES:				
EQUITY SHARES				
*Adlabs Films Ltd.	–	12,55,000	–	12.45
Bag Films Ltd.	**3,94,400**	3,94,400	**0.25**	0.25
Digitron Computers Pvt. Ltd.	–	69,500	–	0.45
Gitanjali Jems Ltd.	**2,00,000**	–	**3.42**	–
JL Morrison Ltd.	–	65,000	–	0.38
Kothari Industrial Corporation Ltd.	**3,93,880**	3,93,880	**0.04**	0.04
Kothari Sugars & Chemicals Ltd.	**34,123**	34,123	**0.05**	0.05
Padmalaya Telefilms Ltd.	**5,11,000**	5,11,000	**0.65**	2.04
Rallis India Ltd.	**2,95,289**	13,66,000	**1.78**	7.11
*Reliance Industries Ltd.	–	1,28,03,818	–	278.62
*Reliance Industrial Infrastructure Ltd.	–	1,60,100	–	0.50
TV Today Networks Ltd.	–	2,84,000	–	2.16
Total Equity Shares	**18,28,692**	1,73,36,821	**6.19**	304.05
DEBENTURES				
0% Reliance Land Pvt. Ltd.	–	2,00,000	–	2.00
Total Debentures	–	2,00,000	–	2.00
GRAND TOTAL			**6.19**	306.05

Note: Above includes

i) 3,93,880 Equity Shares of Kothari Industrial Corporation Ltd. delivered to the Escrow Agency namely UTI Bank Ltd. pursuant to the Settlement Order of the Honorable Supreme Court of India. The settlement proceeds will be received upon due completion of the process of the Order.

ii) * indicates shares converted into Investments.

NOTES TO THE ACCOUNTS

17. Particulars in respect of Opening Stock, Purchase, Sales and Closing Stock for Stock in Trade.

(Rs. in crore)

	QUANTITY		VALUE	
	As at 31-3-2006	As at 31-3-2005	**As at 31-3-2006**	As at 31-3-2005
OPENING STOCK				
Equity Shares	**1,73,36,821**	1,97,00,207	**304.05**	333.34
Preference Shares	–	–	–	–
Debentures	**2,00,000**	2,00,000	**2.00**	2.00
Government Securities	–	41,45,500	–	61.77
PSU Bonds	–	53	–	5.72
Mobile Handsets	–	–	–	–
			306.05	402.83
PURCHASES/TRANSFERS				
Equity Shares	**1,48,03,879**	17,60,169	**536.33**	15.57
Preference Shares	–	50,00,000	–	25.00
Debentures	–	71,868	–	278.16
Government Securities	–	86,00,580	–	103.02
PSU Bonds	–	5,573	–	177.33
Mobile Handsets	–	8,42,320	–	274.10
			536.33	873.18
SALES/TRANSFERS*				
Equity Shares	**3,03,12,008**	41,23,555	**877.71**	50.94
Preference Shares	–	50,00,000	–	26.43
Debentures	**2,00,000**	71,868	**2.00**	276.52
Government Securities	–	1,27,46,080	–	164.72
PSU Bonds	–	5,626	–	181.15
Mobile Handsets	–	8,42,320	–	281.04
			879.71	980.80
CLOSING STOCK				
Equity Shares	**18,28,692**	1,73,36,821	**6.19**	304.05
Preference Shares	–	–	–	–
Debentures	–	2,00,000	–	2.00
Government Securities	–	–	–	–
PSU Bonds	–	–	–	–
Mobile Handsets	–	–	–	–
			6.19	306.05

* includes shares converted into Investments

18. Value of imports on CIF basis

(Rs. in crore)

Particulars	**2005-2006**	2004-2005
i) Mobile Handsets	–	274.10

19. Expenditure in foreign currency

(Rs. in crore)

Particulars	**2005-2006**	2004-2005
i) Travelling Expenses	**0.03**	0.08
ii) Others	**0.77**	0.18

NOTES TO THE ACCOUNTS

20. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No.	8526	State Code	04
Balance Sheet Date	31032006		

II. Capital raised during the year (Rs. in crore)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	2228.25

III. Position of Mobilisation and Deployment of Funds (Rs. in crore)

Total Liabilities	4364.35	Total Assets	4364.35
Sources of Funds		**Application of Funds**	
Paid-up Capital	223.40	Net Fixed Assets	181.48
Equity Warrants	49.48	Investments	2230.62
Reserves & Surplus	3849.58	Net Current Assets	1952.25
Secured Loans	167.50	Miscellaneous Expenditure	NIL
Unsecured Loans	74.39	Accumulated Losses	NIL

IV. Performance of Company (Rs. in crore)

Turnover	652.02	Total Expenditure	101.41
Profit before Tax	550.61	Profit after Tax	537.61
Earning per Share (Rs.)		Dividend Rate %	32
Basic	29.74		
Diluted	24.64		

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

Item Code :

Product Description I. Asset Financing

II. Lending

III. Investments

21. (a) The previous year's figures have been reworked, regrouped and reclassified wherever necessary.

(b) Figures have been presented in 'crores' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs. 50,000 have been shown at actual in brackets.

As per our report of even date	For and on behalf of the Board	
For **PATHAK H.D. & ASSOCIATES**		
Chartered Accountants	Chairman	**Anil D. Ambani**
	Vice Chairman	**Amitabh Jhunjhunwala**
R. S. Vahia		
Partner	Directors	**Rajendra P. Chitale** **Udayan Bose** **C. P. Jain**
	Company Secretary & Manager	**V. R. Mohan**
Mumbai	Mumbai	
Dated: 24th April, 2006	Dated: 24th April, 2006	

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

Particulars	2005-06		2004-05	
A. Cash Flow from Operating Activities	**Rs.**	**Rs.**	Rs.	Rs.
Net profit before tax as per P & L Account		**550.61**		111.21
Adjusted for				
Prior period item		**(0.04)**		(0.01)
Net profit before tax and prior period items		**550.57**		111.20
Adjusted for				
Depreciation	**23.19**		27.77	
Lease Equalisation	**23.35**		15.73	
Balances Written Off	**0.20**		–	
Provision / (Reversal) for Sub Standard Assets	**0.15**		(6.81)	
Investments				
Interest / Dividend Income	**(149.59)**		(113.20)	
(Profit) / Loss on sale of Investment (Net)	**(411.47)**		(27.41)	
Interest Expenses	**45.20**		151.08	
Loss / (Profit) on sale of Fixed Assets (Net)	**(1.26)**	**(470.23)**	0.01	47.17
Operating Profit before working Capital Changes		**80.34**		158.37
Adjusted for				
Trade and Other Receivables	**(1,271.00)**		720.16	
Inventories	**8.29**		96.78	
Trade Payables	**6.53**	**(1,256.18)**	(253.62)	563.32
Cash generated from operations		**(1,175.84)**		721.69
Interest Paid	**(45.20)**		(303.63)	
Taxes Paid	**(9.00)**	**(54.20)**	–	(303.63)
Cash Flow before prior period item		**(1,230.04)**		418.06
Prior period item		**0.04**		0.01
Net Cash from / (used in) Operating Activities		**(1,230.00)**		418.07
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets		**(1.45)**		(0.04)
Sale of Fixed Assets		**1.28**		0.09
Purchase of Investments		**(2,874.42)**		(140.97)
Sale of Investments		**2,990.84**		65.79
Interest Received		**0.26**		0.09
Dividend Received		**7.14**		8.87
Net Cash from / (used in) Investing Activities		**123.65**		(66.17)
C. Cash Flow from Financing Activities				
Issue / (Redemption) of Share Capital (including Warrants)		**2,228.25**		(10.00)
Proceeds from Long Term Borrowings		**20.08**		–
Repayment of Long Term Borrowings		**(19.24)**		(509.58)
Proceeds from / (Repayment of) Short Term Borrowings		**(1,072.50)**		189.66
Dividends Paid		**(43.74)**		(41.89)
Net Cash from / (used in) Financing Activities		**1,112.85**		(371.81)
Net increase / (decrease) in Cash and Cash Equivalents (A + B + C)		**6.50**		(19.91)
Opening Balance of Cash and Cash Equivalents		**5.45**		25.36
Closing Balance of Cash and Cash Equivalents*		**11.95**		5.45

The previous year's figures have been regrouped and reclassified wherever necessary.
* Fixed deposits with banks under lien are not considered as Cash and Cash Equivalents.

As per our report of even date
For **PATHAK H.D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman	**Anil D. Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **Udayan Bose** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: 24th April, 2006

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956, RELATING TO COMPANY'S INTEREST IN THE SUBSIDIARY COMPANIES

(Rs. in crore)

Name of the Subsidiary Company	Reliance Capital Asset Management Ltd.	Reliance Capital Trustee Co. Ltd.	Reliance General Insurance Company Ltd.	Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	Reliance Asset Management (Mauritius) Ltd.	Reliance Asset Management (Singapore) Pte. Ltd.
1 The financial year of the Subsidiary Companies ended on	31st March, 2006	31st March, 2006	31st March, 2006	31st March, 2006	31st March, 2006	31st March, 2006
2 Date from which they became Subsidiary Companies	12th May, 1995	12th May, 1995	15th January, 2002	15th January, 2002	11th October, 2005	22nd August, 2005
3 (a) Number of shares held by Reliance Capital Limited with its nominees in the Subsidiaries as at 31st March, 2006	75,00,700 Equity Shares of the face value of Rs. 10/- each fully paid-up and 3,50,000 Preference Shares of Rs. 100/- each fully paid-up	50,700 Equity Shares of the face value of Rs. 10/- each fully paid-up	7,65,00,525 Equity Shares of the face value of Rs. 10/- each fully paid-up	15,00,525 Equity Shares of the face value of Rs 10/- each fully paid-up	1000 Equity Shares of the face value of USD $ 10 each fully paid-up	3 Equity Shares of the face value of SGD 1 each fully paid-up
(b) Extent of interest of Holding Company as at 31st March, 2006	100%	100%	75%	75%	100%	100%
4 The net aggregate amount of the Profit / (Loss) so far at it concerns the members of the Holding Company						
(a) Not dealt with in the Holding Company's Accounts						
(i) For the financial year ended 31st March, 2006	30.04	0.001	10.78	–	(0.09)	(0.04)
(ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiaries	22.49	0.15	22.47	–	–	–
(b) Dealt with in the Holding Company's Accounts						
(i) For the financial year ended 31st March, 2006	–	–	–	–	–	–
(ii) For the previous financial years of the Subsidiary Companies since they became the Holding Company's Subsidiaries	0.78	–	–	–	–	–

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Vice Chairman — **Amitabh Jhunjhunwala**

Directors — **Rajendra P. Chitale**, **Udayan Bose**, **C. P. Jain**

Company Secretary & Manager — **V. R. Mohan**

Mumbai

Dated: 24th April, 2006

DETAILS OF SUBSIDIARY COMPANIES

(Rs. in crore)

Sr. No.	Particulars	Reliance Capital Asset Management Ltd.	Reliance Capital Trustee Co. Ltd.	Reliance General Insurance Company Ltd.	Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	Reliance Asset Management (Mauritius) Ltd.	Reliance Asset Management (Singapore) Pte. Ltd.
1	Capital	11.00	0.05	102.00	2.00	0.04 $10,000	– SGD 3
2	Reserves	52.53	0.15	50.78	–	(0.09) ($19,133)	(0.04) (SGD 14,601)
3	Total Assets	110.32	0.26	254.76	4.46	0.36 $81,192	0.08 SGD 27,899
4	Total Liabilities	46.79	0.06	101.98	2.46	0.40 $90,325	0.12 SGD 42,497
5	Investments	38.75	0.18	219.34	–	– –	– –
6	Turnover / Total Income	93.44	0.05	202.70	–	– $27	– –
7	Profit before Taxation	43.90	–	21.08	–	(0.09) ($19,133)	(0.04) (SGD 14,601)
8	Provision for Taxation	13.86	–	6.71	–	– –	– –
9	Profit after Taxation	30.04	–	14.37	–	(0.09) ($19,133)	(0.04) (SGD 14,601)
10	Proposed Dividend	–	–	–	–	–	–

Exchange rate as on 31st March, 2006: 1 US$ = Rs. 44.6175 1 SGD = Rs. 27.5447

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To,
The Board of Directors,
Reliance Capital Limited

We have examined the attached Consolidated Balance Sheet of **Reliance Capital Limited** ("the Company") its subsidiaries and its associates as at 31st March, 2006, and the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year then ended annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. We did not audit the financial statements of Reliance Capital Asset Management Limited and Reliance Capital Trustee Co. Limited, whose financial statements reflect total assets of Rs. 110.50 crores as at 31st March, 2006 and total revenue of Rs. 93.49 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the report of the other auditors.

3. The financial statements of Reliance General Insurance Company Limited and Reliance Gilts Limited (formerly Reliance Life Insurance Company Limited), reflect total assets of Rs. 259.22 crores as at 31st March, 2006 and total revenue of Rs. 82.99 crores for the year then ended. These financial statements have been jointly audited by us with other auditors and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the joint auditors report.

4. The financial statements of two associate companies i.e. Viscount Management Services (Alpha) Limited and Viscount Management Services Limited, have been audited by other auditors whose reports have been furnished to us and financial statements of two other associate companies i.e. WorldTel Holding Limited and Ammolite Holdings Limited have been certified by the management and our opinion, in so far as it relates to the amounts included in respect of these associates, are based solely on the reports of the other auditors/management certified financial statements as the case may be.

5. We report that the consolidated financial statement have been prepared by the Company in accordance with the requirements of the Accounting Standard 21, Consolidated Financial Statements and Accounting Standard 23, Accounting for Investment in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company, its Subsidiaries and its Associates included in the consolidated financial statements.

6. On the basis of information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of the Company, its Subsidiaries and its Associates, we are of the opinion that the said consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

   (i) in the case of the Consolidated Balance Sheet, of the Consolidated State of Affairs of the Company, its Subsidiaries and its Associates as at 31st March, 2006;

   (ii) in the case of the Consolidated Profit and Loss Account, of the Consolidated Results, of the operations of the Company, its Subsidiaries and its Associates for the year then ended and

   (iii) in the case of the Consolidated Cash Flow Statement, of the Consolidated Cash Flows of the Company, its Subsidiaries and its Associates for the year then ended.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

R. S. Vahia
Partner
Membership No. 30658

Mumbai
Dated: 24th April, 2006

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	SCHEDULE	As at 31st March, 2006 Rs.	Rs.	As at 31st March, 2005 Rs.	Rs.
SOURCES OF FUNDS					
Shareholders' Funds					
(a) Share Capital	A	223.40		127.84	
(b) Equity Warrants Issued & Subscribed (Refer Note No. 5 of Schedule "A")		49.48		–	
(c) Reserves & Surplus	B	3 938.54		1 365.28	
			4 211.42		1 493.12
Minority Interest			38.69		35.10
Loan Funds					
(a) Secured Loans	C	167.50		–	
(b) Unsecured Loans	D	74.39		1 313.55	
			241.89		1 313.55
Deferred Tax Liability (Net) (Refer Note No. 8 of Schedule "N")			0.86		1.39
TOTAL			4 492.86		2 843.16
APPLICATION OF FUNDS :					
Fixed Assets	E				
(a) Gross Block		390.63		552.06	
(b) Less: Depreciation		246.29		311.40	
(c) Lease Adjustment A/c		32.73		(20.32)	
(d) Net Block		177.07		220.34	
(e) Capital Work-in-Progress		13.13		13.05	
			190.20		233.39
Investments	F		2 393.75		1 756.02
Current Assets, Loans & Advances	G				
(a) Stock in Trade		6.19		306.05	
(b) Sundry Debtors		77.67		13.65	
(c) Cash & Bank Balances		201.56		36.18	
(d) Other Current Assets		618.94		482.21	
(e) Loans & Advances		1 223.88		153.60	
		2 128.24		991.69	
Less : Current Liabilities & Provisions	H				
(a) Current Liabilities		102.39		61.90	
(b) Provisions		123.15		82.96	
		225.54		144.86	
Net Current Assets			1 902.70		846.83
Miscellaneous Expenditure (to the extent not written off or adjusted)	I		6.21		6.92
TOTAL			4 492.86		2 843.16
Accounting Policies	M				
Notes to the Accounts	N				

As per our report of even date

For **PATHAK H. D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman	**Anil D Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **Udayan Bose** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: 24th April, 2006

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

	SCHEDULE	2005-06		2004-05	
		Rs.	Rs.	Rs.	Rs.
INCOME					
Operating & Other Income	J		947.05		554.04
EXPENDITURE					
Interest and Finance Charges	K	45.20		151.08	
Administrative and Other Expenses	L	259.69		235.20	
Depreciation		25.55		29.59	
Bad Debts Written Off	–			8.13	
Impairment Loss	–			5.92	
(Refer Note No. 3 of Schedule "E")					
Less: Transferred from General Reserve	–	–		(14.05)	
Miscellanous Expenditure Written Off		1.19		1.57	
			331.63		417.44
PROFIT BEFORE TAX			615.42		136.60
Provision for Tax					
Current Tax (including Fringe Benefit Tax)			34.97		12.74
Deferred Tax			(0.52)		(0.36)
PROFIT AFTER TAX			580.97		124.22
(Short) / Excess Provision for Tax (Previous Year)			0.88		(0.44)
			581.85		123.78
Less: Minority Interest's Share of Profit			3.59		1.46
PROFIT AFTER MINORITY INTEREST			578.26		122.32
Share of Profit / (Loss) of Associates			0.20		0.71
Loss on sale of Investment in Associate			(7.09)		(87.10)
PROFIT AFTER SHARE OF PROFIT / (LOSS) OF ASSOCIATES			571.37		35.93
Balance Brought Forward			255.06		308.73
Profit available for appropriations			826.43		344.66
APPROPRIATIONS					
Interim Dividend - Preference Shares (Previous Year Rs. 4453)		–		–	
Proposed Dividend - Equity Shares		71.32		38.19	
Dividend Tax		10.00		5.45	
Transfer to Statutory Reserve Fund		107.53		21.18	
Transfer to General Reserve		53.77		24.65	
Transfer to Capital Redemption Reserve		–		0.13	
Balance Carried to Balance Sheet		583.81		255.06	
			826.43		344.66
Basic Earning per equity share of Rs. 10 each (Rs.)		31.61		2.82	
Diluted Earning per equity share of Rs. 10 each (Rs.)		26.19		2.82	
(Refer Note No.9 of Schedule "N")					
Accounting Policies	M				
Notes to the Accounts	N				

As per our report of even date
For **PATHAK H. D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman — **Anil D Ambani**
Vice Chairman — **Amitabh Jhunjhunwala**
Directors — **Rajendra P. Chitale**, **Udayan Bose**, **C. P. Jain**
Company Secretary & Manager — **V. R. Mohan**

Mumbai
Dated: 24th April, 2006

SCHEDULES FORMING PART OF THE CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

		As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "A"		**Rs.**	**Rs.**	Rs.	Rs.
SHARE CAPITAL					
Authorised:					
30,00,00,000 (20,00,00,000)	Equity Shares of Rs. 10 each	**300.00**		200.00	
10,00,00,000 (1,00,00,000	Preference Shares of Rs. 10 each Preference Shares of Rs. 100 each)	**100.00**		100.00	
Nil (10,00,00,000)	Unclassified Shares of Rs. 10 each	–		100.00	
			400.00		400.00
Issued and Subscribed					
22,42,10,451 (12,86,50,450)	Equity Shares of Rs. 10 each	**224.21**		128.65	
			224.21		128.65
Paid up					
22,28,66,245 (12,73,06,244)	Equity Shares of Rs. 10 each	**222.87**		127.31	
Add:	Forfeited Shares (Amount originally paid up on 13,44,206 Equity Shares (Previous Year 13,44,206))	**0.53**		0.53	
			223.40		127.84
			223.40		127.84

NOTES

1 Of the above Equity Shares 18,70,000 shares were allotted as fully paid-up pursuant to the Scheme of Amalgamation without payment being received in cash.

2 In terms of the approval of the shareholders obtained at the Extraordinary General Meeting of the Company held on 19th July, 2005, the Company has reclassified the Authorised Share Capital as follows:
   a) 30,00,00,000 Equity Shares of Rs. 10 each.
   b) 10,00,00,000 Preference Shares of Rs. 10 each.

3 In terms of the approval of the shareholders obtained at the Extraordinary General Meeting of the Company held on 19th July, 2005, the Company has alloted:
   a) 1,62,60,001 equity shares of Rs. 10 each to Foreign Institutional Investors (FIIs) at a price of Rs. 228/- per share.
   b) 6,00,00,000 equity shares of Rs. 10 each to AAA Enterprises Pvt. Ltd. at a price of Rs. 228/- per share.
   c) 4,10,00,000 equity warrants to AAA Enterprises Pvt. Ltd. entitling the holder to subscribe for an equal number of equity shares of Rs. 10 each at a price of Rs. 228/- per share.

4 Pursuant to the exercise of option by AAA Enterprises Pvt. Ltd. in respect of 1,93,00,000 equity warrants, the Company has alloted 1,93,00,000 equity shares of Rs. 10 each at a price of Rs. 228/- per share.

5 The balance of 2,17,00,000 equity warrants continue to remain outstanding on which Rs. 22.80 is paid up.

SCHEDULES FORMING PART OF THE CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "B"	**Rs.**	**Rs.**	Rs.	Rs.
RESERVES AND SURPLUS				
Capital Reserve		**6.38**		6.38
Capital Reserve on consolidation of sudsidiaries		**4.84**		4.84
Capital Redemption Reserve				
As per last Balance Sheet	**10.13**		10.00	
Add: Amount transferred from Profit & Loss Account	**–**		0.13	
		10.13		10.13
Securities Premium Account				
As per last Balance Sheet	**734.69**		744.57	
Add: On Issue of Shares	**2 083.21**		–	
	2 817.90		744.57	
Less: Premium on Redemption of Preference Shares	**–**		9.88	
		2 817.90		734.69
Statutory Reserve Fund *				
As per last Balance Sheet	**179.70**		158.52	
Add: Amount transferred from Profit & Loss Account	**107.53**		21.18	
		287.23		179.70
General Reserve				
As per last Balance Sheet	**174.48**		163.88	
Add: Amount transferred from Profit & Loss Account	**53.77**		24.65	
	228.25		188.53	
Less: Amount transferred to Profit & Loss Account	**–**		14.05	
		228.25		174.48
Profit & Loss Account		**583.81**		255.06
		3 938.54		1 365.28

* Created pursuant to Reserve Bank of India (Amendment) Act, 1997.

	As at 31st March, 2006 Rs.	As at 31st March, 2005 Rs.
SCHEDULE "C"		
SECURED LOANS		
From Banks	**167.50**	–
	167.50	–

NOTE:

The above loan is secured against the pledge of Fixed Deposits.

	As at 31st March, 2006 Rs.	As at 31st March, 2005 Rs.
SCHEDULE "D"		
UNSECURED LOANS		
From Bodies Corporate	–	1 240.00
Security Deposit Received - Lease	**74.39**	73.55
	74.39	1 313.55

NOTE:

Amount payable within one year is Rs. 14.39 crores (Previous Year Rs. 1244.47 crores).

SCHEDULES FORMING PART OF THE CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

SCHEDULE "E"

FIXED ASSETS

(Rs. in crore)

	Gross Block				Depreciation		Lease	Net Block	
DESCRIPTION	As at 1-4-05 Rs.	Additions/ Adj. Rs.	Deductions/ Adj. Rs.	**As at 31-3-06 Rs.**	For the year Rs.	**As at 31-3-06 Rs.**	**Adjustment 31-3-06 Rs.**	**As at 31-3-06 Rs.**	As at 31-3-05 Rs.
Assets on lease									
Plant & Machinery	266.52	–	127.10	**139.42**	11.86	**139.10**	**11.97**	**12.29**	48.85
Furniture & Fittings	0.20	–	0.20	**–**	0.01	**–**	**–**	**–**	–
Ships	39.60	–	39.60	**–**	1.68	**–**	**–**	**–**	1.62
Aircraft	105.79	–	–	**105.79**	5.92	**33.08**	**20.76**	**93.47**	98.12
Office & Other Equipments	0.01	–	0.01	**–**	–	**–**	**–**	**–**	–
Sub - total	412.12	–	166.91	**245.21**	19.47	**172.18**	**32.73**	**105.76**	148.59
Assets for own use									
Buildings	119.78	–	–	**119.78**	3.11	**60.90**	**–**	**58.88**	61.99
Computer Software	1.25	–	–	**1.25**	0.42	**0.68**	**–**	**0.57**	0.99
Furniture & Fittings	5.09	0.40	0.04	**5.45**	0.46	**3.53**	**–**	**1.92**	2.01
Office & Other Equipments	11.71	4.13	0.05	**15.79**	1.71	**7.81**	**–**	**7.98**	5.59
Motor Vehicles	2.11	1.26	0.22	**3.15**	0.40	**1.19**	**–**	**1.96**	1.17
Sub - total	139.94	5.79	0.31	**145.42**	6.10	**74.11**	**–**	**71.31**	71.75
Grand Total	552.06	5.79	167.22	**390.63**	25.57	**246.29**	**32.73**	**177.07**	220.34
Previous Year	548.39	5.01	1.34	**552.06**	29.60	**311.40**	**(20.32)**	**220.34**	
Capital Work-in-Progress									
Assets for own use								**13.13**	13.05
Total								**13.13**	13.05

NOTES:

1 Buildings include:

(i) Cost of shares in Co-operative Societies Rs.2,500 (Previous Year Rs.2,500)

(ii) Rs.92.94 crores (Previous Year Rs. 92.94 crores) incurred towards purchase / acquisition of 1,31,881 Equity Shares of Re. 1 each of Mature Trading & Investments Pvt. Ltd. with a right of occupancy of certain area of commercial premises.

2 Capital Work-in-progress includes:

a) Rs.13.05 crores (Previous Year Rs. 13.05 crores) incurred towards purchase / acquisition of 50,000 Equity Shares of Rs.10 each of Legend Housing Pvt. Ltd. with a right of occupancy of certain area in a commercial / residential premise under construction.

b) Rs.0.08 crore (Previous Year Rs. Nil) advance against capital expenditure.

3 Capital Work-in-progress is net of impairment loss of Rs. Nil (Previous Year Rs. 5.92 crores) and is adjusted against the General Reserves of the Company in terms of Accounting Standard (AS 28) on Impairment of Assets issued by the Institute of Chartered Accountants of India.

4 Depreciation for the year includes Rs. 0.02 crore (Previous Year Rs. 0.01 crore) transferred to pre-operative expenses (included in Preliminary Expenses).

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "F"	**Rs.**	**Rs.**	Rs.	Rs.
INVESTMENTS				
In Associates (carrying amount)		**31.11**		39.89
In Others		**2 362.64**		1 716.13
		2 393.75		1 756.02

SCHEDULES FORMING PART OF THE CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "G"	**Rs.**	**Rs.**	Rs.	Rs.
CURRENT ASSETS, LOANS AND ADVANCES				
CURRENT ASSETS				
Stock in Trade		**6.19**		306.05
Sundry Debtors (Unsecured)				
Other Debts, considered good	**77.67**		13.65	
		77.67		13.65
Cash & Bank Balances				
Cash & Cheques on hand	**6.16**		3.81	
Balances with Scheduled Banks				
In Current Accounts	**18.25**		10.60	
In Fixed Deposit Account	**177.15**		21.77	
		201.56		36.18
Other Current Assets				
Income Accrued on Investments	**617.26**		475.83	
Receivables for Assets on Lease	**1.68**		6.38	
		618.94		482.21
		904.36		838.09
LOANS & ADVANCES				
Loan to Others				
- Considered Doubtful	**3.15**		3.00	
- Considered Good	**1 121.36**		81.58	
		1 124.51		84.58
Advances recoverable in Cash or in kind or for value to be received				
- Considered Good	**33.31**		4.18	
		33.31		4.18
Deposits	**8.36**		10.44	
Taxes paid (Net)	**57.70**		54.40	
		66.06		64.84
		1 223.88		153.60

NOTES:

1 Advances Recoverable in cash or in kind includes Rs. 0.02 crore (Previous Year Rs. Nil) due from Reliance Capital Ventures Ltd. (Maximum balance outstanding at any time during the year Rs. 0.02 crore (Previous Year Rs. Nil)) a company under same management.

2 Advances Recoverable in cash or in kind includes Rs. 8.09 crores (Previous Year Rs. Nil) paid towards share application money pending allotment.

3 Advances Recoverable in cash or in kind includes Rs. 0.05 crore due from the Manager / Officer (Previous Year Rs. 0.05 crore) (Maximum balance outstanding at any time during the year Rs. 0.05 crore (Previous Year Rs. 0.05 crore)).

4 In the opinion of the Management, Loans and Advances, other than doubtful, are considered as good and fully recoverable. A provision for Sub-Standard / doubtful advances of Rs. 3.15 crores (Previous Year Rs. 3.00 crores) is made in accounts in accordance with Prudential Norms prescribed by the Reserve Bank of India for Non-Banking Financial Companies.

SCHEDULES FORMING PART OF THE CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2006

(Rs. in crore)

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "H"	**Rs.**	**Rs.**	Rs.	Rs.
CURRENT LIABILITIES AND PROVISIONS				
CURRENT LIABILITIES				
Sundry Creditors (Other than SSI)	**42.40**		9.90	
Other Liabilities	**54.69**		46.47	
Investor Education and Protection Fund				
Unclaimed Dividend	**5.11**		5.30	
Unclaimed Fixed Deposit	**0.19**		0.23	
		102.39		61.90
PROVISIONS				
Provision for Wealth Tax (Net)	**0.09**		–	
Provision for Sub - Standard and doubtful assets	**3.15**		3.00	
Provision for diminution in value of investment	**0.08**		1.11	
Provision for Leave Encashment	**3.68**		2.04	
Provision for Unexpired Risk	**34.83**		33.26	
Proposed Dividend on Shares	**71.32**		38.19	
Provision for Dividend Tax	**10.00**		5.36	
		123.15		82.96
		225.54		144.86

NOTE:

Investor Education and Protection Fund does not include any amounts, due and outstanding, to be credited to said fund.

	As at 31st March, 2006		As at 31st March, 2005	
SCHEDULE "I"				
MISCELLANEOUS EXPENDITURE				
(to the extent not written off or adjusted)				
Preliminary Expenses	**3.57**		3.92	
Add: Incurred during the year	**0.48**		0.03	
Less: Written off during the year	**–**		0.38	
		4.05		3.57
Deferred Revenue Expenditure	**3.35**		4.54	
Less: Written off during the year	**1.19**		1.19	
		2.16		3.35
		6.21		6.92

SCHEDULES FORMING PART OF THE CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

	2005 - 06		2004 - 05	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE "J"				
OPERATING & OTHER INCOME				
Lease Rentals	43.61		44.13	
Less: Lease Equalisation (Net)	23.35		15.73	
		20.26		28.40
Lease Finance Charges		0.24		0.53
Dividends on :				
Long Term Investments	10.31		11.26	
Stock in Trade	10.05		7.22	
		20.36		18.48
Interest & Finance Income on :				
Long Term Investments (Tax Deducted at Source Rs. 0.50 crore, Previous Year Rs. 0.07 crore)	155.85		116.71	
Others	12.32		94.15	
(Tax Deducted at Source Rs. 2.53 crores, Previous Year Rs. 13.91 crores)				
		168.17		210.86
Profit on sale of (Net):				
Long Term Investments	413.70		29.58	
Stock in Trade	43.53		3.90	
		457.23		33.48
Investment Management and Advisory Fees		89.42		44.27
Trustee Fees		0.05		0.05
Premium & Commission earned		164.38		165.87
Commission and Brokerage earned		22.86		25.85
Reserve for Unexpired Risk Reversed		–		4.21
Profit on Sale of Fixed Assets (Net)		1.23		–
Profit on Sale of Mobile Handsets		–		6.94
Bad Debts Recovered		0.90		0.76
Provision for Sub Standard and Doubtful Assets Reversed		–		6.81
Credit Balance written back (Net)		–		1.85
Rent		1.38		5.09
Miscellaneous Income		0.57		0.59
		947.05		554.04
SCHEDULE "K"				
INTEREST & FINANCE CHARGES				
Interest				
On Others		45.20		151.08
		45.20		151.08

SCHEDULES FORMING PART OF THE CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

SCHEDULE "L"	2005 - 06		2004 - 05	
	Rs.	Rs.	Rs.	Rs.
ADMINISTRATIVE AND OTHER EXPENSES				
Payments to and provisions for employees -				
Salary, Bonus etc.	36.89		19.17	
Contribution to Provident Fund & other funds	2.65		1.76	
Staff Welfare & Other Amenities	5.03		1.41	
		44.57		22.34
Rent	3.16		7.52	
Rates and Taxes	0.32		0.21	
Repairs and Maintenance	8.92		5.79	
Electricity	0.50		0.31	
Legal & Professional Fees	14.57		8.97	
Membership & Subscription	1.99		1.03	
Insurance	0.41		0.09	
Travelling and Conveyance	6.38		3.06	
Postage, Telegram and Telephones	4.24		6.52	
Claims Incurred (Net)	34.44		38.35	
Premium paid on Reinsurance Ceded	109.26		121.96	
Commission and Brokerage paid	8.91		6.19	
Reserve for Unexpired Risk	1.57		–	
Loss on Sale of Fixed Assets (Net)	–		0.13	
Loss on Securities Option Trading	0.04		–	
Loss on Securities & Commodities Futures Trading	0.43		–	
Auditor's Remuneration	0.36		0.33	
Directors' Fees	0.16		0.12	
Donations	0.20		0.23	
Marketing and Publicity Expenses	9.79		7.84	
Provision for Sub Standard and Doubtful Assets	0.15		–	
Balances Written off (Net)	0.20		–	
Miscellaneous Expenses	9.12		4.21	
		215.12		212.86
		259.69		235.20

ACCOUNTING POLICIES ON CONSOLIDATED ACCOUNTS

SCHEDULE "M"

ACCOUNTING POLICIES

A. Principles of consolidation

The consolidated financial statements relate to Reliance Capital Limited ('the Company'), its subsidiary companies and its associates. The consolidated financial statements have been prepared on the following basis:

i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.

ii) The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented to the extent possible, in the same manner as the Company's separate financial statements.

iii) The difference between the cost of investment in the subsidiary companies over the net assets as on the date of acquisition is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

iv) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as the profit or loss on disposal of investment in subsidiary.

ACCOUNTING POLICIES ON CONSOLIDATED ACCOUNTS - (Contd...)

v) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

vi) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

vii) The financial statements of the Company and its associates have been combined on the basis of equity method, whereby the investment is initially recorded at cost, identifying any goodwill / capital reserve arising at the time of acquisition. The carrying amount of the investment is adjusted thereafter for post acquisition change in the Company's share of net assets of the associate. Unrealised profits and losses resulting from transactions between the Company and the associates are eliminated to the extent of the Company's interest in the associate. Unrealised losses are not eliminated if and to the extent the cost of the transferred asset cannot be recovered. The consolidated statement of profit and loss reflects the Company's share of operations of the associate.

B. Other accounting policies

i) Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention method in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956, as adopted consistently by the Company.

ii) Revenue Recognition

a) Lease Finance:

Income from leased assets is accounted for in the year in which lease rentals fall due, by applying the interest rate implicit in the lease to the net investment in the lease during the period.

Front-ended lease management / syndication fees are treated as income of the period in which they accrue.

b) Income from Bill Discounting:

Income from bill discounting is net of rediscounting charges paid.

c) Investment Management Fees:

Investment Management Fees are computed in accordance with Investment Management Agreement and SEBI Regulations based on Net Asset Value confirmed by Reliance Mutual Fund Schemes.

d) Portfolio Management Fees:

Portfolio Management Fees are computed in accordance with Portfolio Management Agreements and SEBI Regulations.

e) Trusteeship remuneration:

Trusteeship remuneration income is recognized on the basis of Unit Capital of the Fund as per the terms of the Trust Deed.

f) Premium:

Premium is recognized as income over the contract period or the period of risk which ever is appropriate. Any subsequent revisions to or cancellations of premium are recognized for in the year in which they occur.

g) Commission:

Commission income on reinsurance ceded including profit commission is recognized over the policy contract period.

h) Claims Incurred:

Claims include all expenses directly incurred in relation to their assessment and are net of salvage realized.

Claims reported and outstanding are provided net of claims recoverable from reinsurance based on intimations received up to the date of finalisation, survey reports, information provided by insured, past experience and other applicable laws. Claims outstanding include provision for claims incurred but not reported (IBNR) and also for claims incurred but not enough reported (IBNER) based on actuarial valuation.

i) Reinsurance:

Reinsurance is ceded in the year in which the risk commences and recognized over the contract period.

Reinsurance inward is accounted to the extent of the returns received from the reinsurers.

iii) Fixed Assets

All Fixed Assets are stated at cost less accumulated depreciation after considering Lease Adjustment account. All costs including financing cost attributable to fixed assets till assets are ready for intended use are capitalised.

iv) Assets given on Finance Lease

a) All assets given on finance lease on or before 31st March, 2001 are capitalised as Fixed Assets.

All assets given on finance lease on or after 1st April, 2001 are shown as receivables at an amount equal to net investment in the lease.

b) Initial direct costs in respect of leases are expensed in the year in which such costs are incurred.

v) Assets taken on Lease

Rentals in respect of assets taken on operating lease are expensed with reference to the terms of lease and other considerations.

ACCOUNTING POLICIES ON CONSOLIDATED ACCOUNTS - (Contd...)

vi) Depreciation

Depreciation is provided as under:

a) Assets for own use:

On Written Down Value method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except assets used by Reliance Gilts Ltd. which are depreciated as per Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

Intangible Assets are amortised over a period of three years on straight line basis.

b) Leased Assets:

On Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956.

vii) Impairment of Assets

An asset is treated as impaired, when carrying cost of assets exceeds its recoverable amount. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

viii) Share Issue Expenses

Issue expenses are adjusted against the securities premium account.

ix) Investments

Investments are classified into current investments and long-term investments.

Current investments are valued, scrip wise, at cost or fair value, whichever is lower.

Long-term investments are valued at cost. Provision for diminution is made scrip wise to recognise a decline, other than temporary.

x) Stock in trade

Stock in trade is valued scrip wise at book value or fair value whichever is lower.

xi) Reserve for unexpired risk

Reserve for unexpired risk is made on the amount representing that part of net premium written which is attributable to, and to be allocated to the succeeding accounting periods, subject to the provisions of requirements under Section 64V(1)(ii)(b) of the Insurance Act, 1938.

xii) Initial issue expenses of schemes

Initial issue expenses of the schemes of Reliance Mutual Fund incurred upto 31st March, 2004 are treated as Deferred Revenue Expenditure and written off over five years in equal installments. However the same incurred on or after 1st April, 2004 are charged to Profit & Loss Account in compliance with Accounting Standard 26 on Intangible Assets issued by the Institute of Chartered Accountants of India.

xiii) Preliminary expenditure

Preliminary expenses or pre-operative expenses are amortised over a period of five years after the commencement of business.

xiv) Employee Retirement Benefits

Company's contribution to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment benefits are charged to Profit and Loss Account on the basis of actuarial valuation.

xv) Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

c) Non monetary foreign currency items are carried at cost.

d) In respect of branches, which have integral foreign operations, all transactions are translated at rates prevailing at the time of transaction or that approximates the actual rate as at the date of transaction. Branch monetary assets and liabilities are restated at the year-end rates.

e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

ACCOUNTING POLICIES ON CONSOLIDATED ACCOUNTS - (Contd...)

xvi) Borrowing Costs

Borrowing costs, which are directly attributable to the acquisition/construction of fixed assets, till the time such assets are ready for intended use, are capitalised as part of the cost of the assets. Other borrowing costs are recognised as an expense in the year in which they are incurred.

xvii) Securities Lending

Income and expenses on securities lending activities are accounted for on accrual basis and are netted off.

xviii) Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be outflow of resources. Contingent Liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

NOTES TO THE CONSOLIDATED ACCOUNTS

SCHEDULE "N"

NOTES TO THE CONSOLIDATED ACCOUNTS

1.

(Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005
i) **CONTINGENT LIABILITIES**: Guarantees to Banks and Financial Institutions on behalf of third parties	**69.62**	148.06
ii) Estimated amount of contracts remaining to be executed on capital account (net of advances)	**0.35**	–
iii) Claims against the Company not acknowledged as debt (Sales Tax)	**0.11**	0.11

2. The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Gujarat at Ahmedabad for amalgamation of Reliance Capital Ventures Ltd. with the Company.
3. During the year a part of the Stock in Trade held by the Company has been reclassified as Investments at book value or market price whichever is lower. There is no impact on the profit for the year.
4. During the year bad debts and advances amounting to Rs. Nil (Previous Year Rs. 8.13 crores) have been charged to Profit & Loss Account and has been adjusted against withdrawal from General Reserves.
5. Assets given on lease on or after 1st April, 2001

i)

(Rs. in crore)

Particulars	**Total**	**Not later than one year**	**Later than one year and not later than five years**	**Later than five years**
Future lease rental receivables	0.60 (5.54)	0.60 (4.94)	– (0.60)	– (–)
Add: Unguaranteed residual value	1.10 (1.10)	1.10 (–)	– (1.10)	– (–)
Gross Investments in lease	1.70 (6.64)	1.70 (4.94)	– (1.70)	– (–)
Less: Unearned finance income	0.02 (0.26)	0.02 (0.24)	– (0.02)	– (–)
Present value of the minimum Lease rentals receivables	1.68 (6.38)	1.68 (4.70)	– (1.68)	– (–)

Figures in brackets represent previous year figures.

ii) General description of lease arrangements:

a) Assets are generally given on lease for a period of five years.

b) Lease rentals are charged on the basis of agreed rate of interest.

NOTES TO THE CONSOLIDATED ACCOUNTS

6. Assets taken on operating lease:

(Rs. in crore)

Particulars	Total	Not later than one year	Later than one year and not later than five years	Later than five years
Future lease rentals payable	1.12 (0.49)	0.34 (0.15)	0.78 (0.34)	– (–)

Figures in brackets indicate previous year figures

7. The Income Tax Assessments of the Company have been completed up to Assessment Year 2003-04. The total demand raised by the Income-Tax Department up to the said Assessment Year is Rs. 19.91 crores, which is disputed. Based on the decisions of the Appellate authorities and the interpretation of other relevant provisions, the Company has been advised that no provision *for tax is required.*

8. Deferred Tax

Reliance Capital Limited

The Company has substantial unabsorbed depreciation and carry forward losses under the Income Tax Act, 1961. However, the availability of sufficient future taxable income against which such depreciation and losses can be set off cannot be stated to be virtually certain. Hence, deferred tax asset has not been recognised.

Subsidiaries

The major component of deferred tax

(Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005
Deferred tax liabilities / (assets)		
Related to Fixed Assets	**0.39**	0.41
Deferred revenue expenditure	**0.73**	1.23
Related to disallowance under Income Tax Act, 1961	**(0.26)**	(0.25)
Total	**0**	1.39

9. Basic and Diluted Earning Per Share

i) For the purpose of calculation of Basic Earning Per Share the following amounts are considered:

(Rs. in crore)

	Particulars	**2005-06**	2004-05
a)	Amounts used as the numerators		
	Net Profit after tax	**571.37**	35.93
	Less: Preference dividend and tax thereon (Previous Year Rs. 5,036)	–	–
	Net Profit available for equity shareholders	**571.37**	35.93
b)	Weighted average number of equity shares (Nos)	**18,07,55,943**	12,73,06,244
c)	Basic Earning Per Share (Rs.)	**31.61**	2.82

ii) For the purpose of calculation of Diluted Earning Per Share the following amounts are considered:

(Rs. in crore)

	Particulars	**2005-06**	2004-05
a)	Amounts used as the numerators		
	Net Profit after tax	**571.37**	35.93
	Less: Preference dividend and tax thereon (Previous Year Rs. 5,036)	–	–
	Net Profit available for equity shareholders	**571.37**	35.93
b)	Weighted average number of equity shares (Nos.)	**21,82,05,943**	12,73,06,244
c)	Diluted Earning Per Share (Rs.)	**26.19**	2.82

10. Miscellaneous Expenses referred to in Schedule 'L' include:

i) Net Prior Period items Rs. 0.04 crore (net credit) (Previous year Rs. 0.01 crore (net credit)).

ii) Sales tax paid (net) Rs 5 (Previous Year Rs. 2,325)

NOTES TO THE CONSOLIDATED ACCOUNTS

11. Related Party Disclosures

List of related parties

i) Associates:

a) AAA Enterprises Pvt. Ltd.
b) Reliance Industries Ltd.
c) Reliance Energy Ltd.
d) Reliance Infocomm Ltd.
e) Reliance Communications Infrastructure Ltd.
f) Reliance Telecom Ltd.
g) Reliance Capital Ventures Ltd.
h) Reliance Energy Ventures Ltd.
i) Reliance Communication Ventures Ltd.
j) Reliance Natural Resources Ltd.
k) Reliance Land Pvt. Ltd.
l) Reliance Share & Stock Brokers Pvt. Ltd.
m) Reliance Mutual Fund
n) WorldTel Holding Ltd.
o) Reliance Life Insurance Company Ltd. (formerly AMP Sanmar Life Insurance Company Ltd.)
p) Viscount Management (Alpha) Services Ltd.
q) Viscount Management Services Ltd.
r) Ammolite Holdings Ltd.
s) Adlabs Films Ltd.

iii) Key Managerial Personnel:

a) Shri V R Mohan – Company Secretary & Manager
b) Shri Amitabh Chaturvedi – Whole Time Director, Reliance Capital Asset Management Ltd.
c) Shri K. A. Somasekharan – President & CEO, Reliance General Insurance Company Ltd.
d) Shri Bipin Kabra – Chief Financial Officer, Reliance General Insurance Company Ltd.

iv) Transactions during the year with related parties:

(Rs. in crore)

Particulars	Associates	Key Management Personnel	Total
Equity Shares			
a) Issued during the year	1808.04 (–)	– (–)	1808.04 (–)
Equity Warrants			
a) Issued during the year	93.48 (–)	– (–)	93.48 (–)
b) Outstanding as at 31st March, 2006	49.48 (–)	– (–)	49.48 (–)
Unsecured Loans from Bodies Corporate			
a) Taken during the year	– (4152.03)	– (–)	– (4152.03)
b) Repaid during the year	1240.00 (4152.13)	– (–)	1240.00 (4152.13)
Security Deposit			
a) Repaid during the year	3.42 (8.42)	– (–)	3.42 (8.42)
b) Balance as at 31st March, 2006	0.59 (4.01)	– (–)	0.59 (4.01)
Leased Assets (Gross Block)			
a) Leased Assets sold during the year	104.45 (–)	– (–)	104.45 (–)
b) Assets on Lease as at 31st March, 2006	– (80.03)	– (–)	– (80.03)

NOTES TO THE CONSOLIDATED ACCOUNTS

Particulars	Associates	Key Management Personnel	Total
Investments			
a) Subscribed / Purchased during the year	176.09 (285.23)	– (–)	176.09 (285.23)
b) Sold / Redeemed during the year	45.09 (36.19)	– (–)	45.09 (36.19)
c) Brokerage paid during the year	0.52 (0.02)	– (–)	0.52 (0.02)
d) Balance as at 31st March, 2006	1791.08 (463.79)	– (–)	1791.08 (463.79)
Stock-in-trade			
a) Subscribed / Purchased during the year	– (24.13)	– (–)	– (24.13)
b) Redeemed / Sold during the year	2.00 (67.86)	– (–)	2.00 (67.86)
c) Brokerage paid during the year	1.07 (0.03)	– (–)	1.07 (0.03)
d) Balance as at 31st March, 2006	– (280.62)	– (–)	– (280.62)
Sundry Debtors Balance as at 31st March, 2006	23.58 (0.96)	– (–)	23.58 (0.96)
Interest Accrued on Investments Balance as at 31st March, 2006	583.49 (–)	– (–)	583.49 (–)
Receivables for Assets on Lease			
a) Repaid during the year	4.69 (1.92)	– (–)	4.69 (1.92)
b) Balance as at 31st March, 2006	1.68 (2.42)	– (–)	1.68 (2.42)
Loans to Others			
a) Given during the year	875.74 (1562.61)	– (–)	875.74 (1562.61)
b) Returned during the year	36.33 (1561.07)	– (–)	36.33 (1561.07)
c) Balance as at 31st March, 2006	846.61 (7.20)	– (–)	846.61 (7.20)
Advances recoverable in cash or in kind			
a) Given during the year *(Previous Year Rs. 4,600)	0.02 (–)	– (*)	0.02 (*)
b) Returned during the year *(Rs. 20,864, Previous Year Rs. 25,468)	– (–)	* (*)	* (*)
c) Balance as at 31st March, 2006	0.02 (–)	1.27 (0.04)	1.29 (0.04)
d) Interest receivable as at 31st March, 2006	– (–)	0.01 (0.01)	0.01 (0.01)
Current Liabilities			
a) Sundry Creditors Balance as at 31st March, 2006	0.06 (1.24)	– (–)	0.06 (1.24)
b) Other Liabilities repaid during the year	– (5.66)	– (–)	– (5.66)

NOTES TO THE CONSOLIDATED ACCOUNTS

Particulars	Associates	Key Management Personnel	Total
Income			
a) Lease Rentals	6.66	–	6.66
	(5.16)	(–)	(5.16)
b) Dividend	18.81	–	18.81
	(16.78)	(–)	(16.78)
c) Interest & Finance Income	116.41	–	116.41
	(8.72)	(–)	(8.72)
d) Sale of Fixed Assets	0.82	–	0.82
	(–)	(–)	(–)
e) Sale of Mobile Handsets	–	–	–
	(281.04)	(–)	(281.04)
f) Investment Management & Advisory Fees	77.31	0.01	77.32
	(43.74)	(–)	(43.74)
g) Trusteeship Fees	0.05	–	0.05
	(0.05)	(–)	(0.05)
h) Premium & Commission earned	8.05	–	8.05
	(61.20)	(–)	(61.20)
f) Rent	1.38	–	1.38
	(5.09)	(–)	(5.09)
g) Miscellaneous Income	0.08	–	0.08
	(0.12)	(–)	(0.12)
Expenditure			
a) Interest on Others	37.75	–	37.75
	(19.17)	(–)	(19.17)
b) Rent	0.06	–	0.06
	(4.82)	(–)	(4.82)
c) Claims	–	–	–
	(2.39)	(–)	(2.39)
d) Legal & Professional Fees	–	–	–
	(4.88)	(–)	(4.88)
e) Postage, Telegram & Telephone Expenses	–	–	–
	(4.78)	(–)	(4.78)
d) Payments to and provisions for employees	–	1.59	1.59
	(–)	(0.37)	(0.37)
Contingent Liability			
a) Guarantees to Banks and Financial Institutions on behalf of third parties	32.85	–	32.85
	(15.00)	(–)	(15.00)

In addition to the above, Director Sitting fees of Rs. 0.01 crore (Previous Year Rs. Nil) has been paid to Shri Anil D. Ambani, an individual having significant influence.

Significant transactions with related parties:

i) Equity Shares includes Rs. 1808.04 crores (Previous Year Rs. Nil) issued to AAA Enterprises Pvt. Ltd.

ii) Equity Warrants includes Rs. 93.48 crores (Previous Year Rs. Nil) issued to AAA Enterprises Pvt. Ltd.

iii) Equity Warrants as at 31st March, 2006 includes Rs. 49.48 crores (Previous Year Rs. Nil) outstanding warrants held by AAA Enterprises Pvt. Ltd.

iv) Unsecured Loans from Bodies Corporate includes Rs. Nil (Previous Year Rs. 4151.63 crores) taken from Reliance Industries Ltd.

v) Unsecured Loans from Bodies Corporate includes Rs. Nil (Previous Year Rs. 4151.63 crores) repaid to Reliance Industries Ltd. and Rs. 1240.00 crores (Previous Year Rs. Nil) repaid to Reliance Communications Infrastructure Ltd.

vi) Security Deposit includes Rs. 3.42 crores (Previous Year Rs. 8.42 crores) repaid to Reliance Industries Ltd.

NOTES TO THE CONSOLIDATED ACCOUNTS

vii) Security Deposit as at 31st March, 2006 includes Rs. 0.59 crore (Previous Year Rs. 4.01 crores) payable to Reliance Industries Ltd.

viii) Leased Assets (Gross Block) includes Rs. 80.03 crores (Previous Year Rs. Nil) sold to Reliance Industries Ltd., Rs. 16.76 crores (Previous Year Rs. Nil) sold to Reliance Communications Infrastructure Ltd.

ix) Leased Assets (Gross Block) as at 31st March, 2006 includes Rs. Nil (Previous Year Rs. 80.03 crores) leased to Reliance Industries Ltd.

x) Investments includes Rs. Nil (Previous Year Rs. 241.39 crores) purchased from Reliance Industries Ltd.; Rs.21.58 crores (Previous Year Rs. Nil) subscribed to equity shares of Reliance Life Insurance Company Ltd.; Rs.54.72 crores (Previous Year Rs. Nil) subscribed to debenture of Viscount Management (Alpha) Services Ltd.; Rs.52.75 crores (Previous Year Rs. Nil) subscribed to debenture of Viscount Management Services Ltd. and Rs.47.04 crores (Previous Year Rs. 43.84 crores) subscribed to the scheme of Reliance Mutual Fund.

xi) Investments includes Rs. 15.01 crores (Previous Year Rs. Nil) sold to Viscount Management Services Ltd. and Rs. 30.08 crores (Previous Year Rs. 36.19 crores) sold to Reliance Mutual Fund.

xii) Investments includes Rs. 0.52 crore (Previous Year Rs. 0.02 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

xiii) Investments as at 31st March, 2006 includes Rs. 165.02 crores (Previous Year Rs. 109.70 crores) in shares of Reliance Industries Ltd., Rs. 294.92 crores (Previous Year Rs. 294.92 crores) in shares of Reliance Energy Ltd., Rs. 193.54 crores (Previous Year Rs. Nil) in shares of Reliance Communication Ventures Ltd. and Rs. 803.94 crores (Previous Year Rs. Nil) in deep discount bonds of Reliance Communications Infrastructure Ltd.

xiv) Stock in trade includes Rs. Nil (Previous Year Rs. 3.83 crores) purchased / subscribed from Reliance Industries Ltd. and Rs. Nil (Previous Year Rs. 20.30 crores) purchased / subscribed from Reliance Energy Ltd.

xv) Stock in trade includes Rs. Nil (Previous Year Rs. 52.86 crores) sold to / redeemed by Reliance Industries Ltd., Rs. Nil (Previous Year Rs. 15.00 crores) redeemed by Reliance Energy Ltd., Rs. Nil (Previous Year Rs. 10.00 crores) sold to Reliance General Insurance Company Ltd. and Rs. 2.00 crores (Previous Year Rs. Nil) redeemed by Reliance Land Pvt. Ltd.

xvi) Stock in trade includes Rs. 1.07 crore (Previous Year Rs. 0.03 crore) brokerage paid to Reliance Share & Stock Brokers Pvt. Ltd.

xvii) Stock in trade as at 31st March, 2006 includes Rs. Nil (Previous Year Rs. 278.62 crores) in shares of Reliance Industries Ltd. and Rs. Nil (Previous Year Rs. 2.00 crores) in debentures of Reliance Land Pvt. Ltd.

xviii) Sundry Debtors as at 31st March, 2006 includes Rs. 23.39 crores (Previous Year Rs. 0.96 crore) from Reliance Mutual Fund.

xix) Interest Accrued on Investments as at 31st March, 2006 includes Rs. 583.49 crores (Previous Year Rs. Nil) due from Reliance Communications Infrastructure Ltd.

xx) Receivables for Assets on Lease includes Rs. 1.93 crores (Previous Year Rs. 1.92 crores) repaid by Reliance Industries Ltd., Rs. 1.70 crores (Previous Year Rs. Nil) repaid by Reliance Communications Infrastructure Ltd and Rs. 1.07 crores (Previous Year Rs. Nil) repaid by Reliance Telecom Ltd.

xxi) Receivables for Assets on Lease as at 31st March, 2006 includes Rs. 0.49 crore (Previous Year Rs. 2.42 crores) receivable for assets leased to Reliance Industries Ltd., Rs. 0.83 crore (Previous Year Rs. Nil) receivable for assets leased to Reliance Communications Infrastructure Ltd. and Rs. 0.36 crore (Previous Year Rs. Nil) receivable for assets leased to Reliance Telecom Ltd.

xxii) Loans to Others includes Rs. Nil (Previous Year Rs. 1555.02 crores) given to Reliance Industries Ltd., Rs. 781.41 crores (Previous Year Rs. Nil) given to Reliance Land Pvt. Ltd. and Rs. 94.30 crores (Previous Year Rs. 7.59 crores) given to Reliance Share & Stock Brokers Pvt. Ltd.

xxiii) Loans to Others includes Rs. Nil (Previous Year Rs. 1555.02 crores) repaid by Reliance Industries Ltd., and Rs. 33.30 crores (Previous Year Rs. 6.05 crores) repaid by Reliance Share & Stock Brokers Pvt. Ltd.

xxiv) Loans to Others as at 31st March, 2006 includes Rs. 68.20 crores (Previous Year Rs. 7.20 crores) given to Reliance Share & Stock Brokers Pvt. Ltd., and Rs. 778.41 crores (Previous Year Rs. Nil) to Reliance Land Pvt. Ltd.

NOTES TO THE CONSOLIDATED ACCOUNTS

xxv) Advance recoverable in cash or kind includes Rs. 0.02 crore (Previous Year Rs. Nil) advanced to Reliance Capital Ventures Ltd.

xxvi) Advance recoverable in cash or kind includes Rs. Nil (Previous Year Rs. 4,600/-) advanced to Shri V R Mohan.

xxvii) Advance recoverable in cash or kind includes Rs. 20,864 /- (Previous Year Rs. 25,468/-) repaid by Shri V R Mohan.

xxviii) Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.02 crore (Previous Year Rs. Nil) receivable from Reliance Capital Ventures Ltd.

xxix) Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.04 crore (Previous Year Rs. 0.04 crore) receivable from Shri V R Mohan and Rs. 1.23 crores (Previous Year Rs. Nil) receivable from Shri Amitabh Chaturvedi.

xxx) Advance recoverable in cash or kind as at 31st March, 2006 includes Rs. 0.01 crore (Previous Year Rs. 0.01 crore) interest receivable from Shri V R Mohan.

xxxi) Sundry Creditors as at 31st March, 2006 includes Rs. 0.06 crore (Previous Year Rs. Nil) payable to Reliance Capital Ventures Ltd. and Rs. Nil (Previous Year Rs. 1.24 crores) payable to Reliance Industries Ltd.

xxxii) Other Liabilities includes Rs. Nil (Previous Year Rs. 5.66 crores) repaid by Reliance Industries Ltd.

xxxiii) Lease Rentals includes Rs. 1.76 crores (Previous Year Rs. 5.16 crores) received from Reliance Industries Ltd., Rs. 3.32 crores (Previous Year Rs. Nil) received from Reliance Communications Infrastructure Ltd. and Rs. 1.58 crores (Previous Year Rs. Nil) from Reliance Telecom Ltd.

xxxiv) Dividend includes Rs. 12.34 crores (Previous Year Rs. 8.64 crores) received from Reliance Industries Ltd., Rs. 3.12 crores (Previous Year Rs. 5.76 crores) received from Reliance Energy Ltd. and Rs. 3.10 crores (Previous Year Rs. 2.38 crores) received from Reliance Mutual Fund.

xxxv) Interest and Finance Income includes Rs. Nil (Previous Year Rs. 7.58 crores) received from Reliance Industries Ltd. and Rs. 113.28 crores (Previous Year Rs. Nil) received from Reliance Communications Infrastructure Ltd.

xxxvi) Sale of Fixed Assets includes Rs. 0.80 crore (Previous Year Rs. Nil) sold to Reliance Industries Ltd.

xxxvii) Sale of Mobile Handsets includes Rs. Nil (Previous Year Rs. 281.04 crores) sold to Reliance Industries Ltd.

xxxviii) Investment Management & Advisory Fees includes Rs. 77.31 crores (Previous Year Rs. 43.74 crores) received from Reliance Mutual Fund.

xxxix) Trusteeship Fees includes Rs. 0.05 crore (Previous Year Rs. 0.05 crore) received from Reliance Mutual Fund.

xxxx) Premium & Commission earned includes Rs. 8.05 crores (Previous Year Rs. 61.20 crores) received from Reliance Industries Ltd.

xxxxi) Rent includes Rs. 1.38 crores (Previous Year Rs. 5.09 crores) received from Reliance Industries Ltd.

xxxxii) Miscellaneous income includes Rs. Nil (Previous Year Rs. 0.08 crore) received from Reliance Industries Ltd., Rs. 0.04 crore (Previous Year Rs. 0.04 crore) received from Reliance Share & Stock Brokers Pvt. Ltd. and Rs. 0.04 crore (Previous Year Rs. Nil) received from Reliance Telecom Ltd.

xxxxiii) Interest on Others includes Rs. Nil (Previous Year Rs. 19.16 crores) paid to Reliance Industries Ltd. and Rs. 37.75 crores (Previous Year Rs. Nil) paid to Reliance Communications Infrastructure Ltd.

xxxxiv) Rent includes Rs. 0.06 crore (Previous Year Rs. Nil) paid to Reliance Capital Ventures Ltd. and Rs. Nil (Previous Year Rs. 4.82 crores) paid to Reliance Industries Ltd.

xxxxv) Claims includes Rs. Nil (Previous Year Rs. 2.39 crores) paid to Reliance Industries Ltd.

xxxxvi) Legal & Professional Fees includes Rs. Nil (Previous Year Rs. 4.88 crores) paid to Reliance Industries Ltd.

xxxxvii) Postage, telegram & Telephone Expenses includes Rs. Nil (Previous Year Rs. 4.78 crores) paid to Reliance Industries Ltd.

xxxxviii) Payments to and provisions for employees includes Rs. 0.13 crore (Previous Year Rs. 0.09 crore) paid to Shri V R Mohan, Rs. 0.62 crore (Previous Year Rs. Nil) paid to Shri Amitabh Chaturvedi, Rs. Nil (Previous Year Rs. 0.28 crore) paid to Shri Vijay Pawar and Rs. 0.84 crore (Previous Year Rs. Nil) paid to Shri K. A. Somashekharan and Shri Bipin Kabra.

xxxxix) Guarantees to Banks and Financial Institution on behalf of third parties includes Rs. 15.35 crores (Previous Year Rs. 15.00 crores) for Reliance Share & Stock Brokers Pvt. Ltd., Rs. 16.63 crores (Previous Year Rs. Nil) for Reliance Telecom Ltd.

NOTES TO THE CONSOLIDATED ACCOUNTS

12. The company is organised into following reportable segments referred to in Accounting Standard (AS 17) "Segment Reporting":

(Rs. in crore)

	Finance & Investments	Asset Management	General Insurance	Elimination	Total
Revenue					
i) External	651.26 (294.93)	93.49 (50.29)	202.30 (208.82)		947.05 (554.04)
ii) Inter Segment	0.76 (0.76)	– (–)	0.40 (0.11)	1.16 (0.87)	– (–)
Total Revenue	652.02 (295.69)	93.49 (50.29)	202.70 (208.93)	1.16 (0.87)	947.05 (554.04)
Result					
Segment Result (Profit before Tax)	550.61 (111.21)	43.77 (18.17)	21.04 (7.22)		615.42 (136.60)
Other Information					
Segment Assets	4374.33 (2724.14)	89.37 (37.59)	254.70 (226.29)		4718.40 (2988.02)
Segment Liabilities	385.30 (1407.12)	25.75 (3.89)	95.93 (83.89)		506.98 (1494.90)
Capital Expenditure	1.37 (0.04)	2.58 (2.98)	1.84 (1.99)		5.79 (5.01)
Depreciation	23.19 (27.77)	1.13 (0.78)	1.23 (1.04)		25.55 (29.59)
Non-cash expenses other than depreciation	– (–)	1.19 (1.19)	– (0.38)		1.19 (1.57)

Figures in bracket indicate previous year figures

Notes:

i) As per Accounting Standard (AS 17), issued by the Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

ii) The reportable Segments are further described below:

a) Finance & Investment,

b) Asset Management and

c) General Insurance

iii) Since all the operations of the company are conducted within India, as such there is no separate reportable geographical segment.

NOTES TO THE CONSOLIDATED ACCOUNTS

13. Particulars in respect of Opening Stock, Purchase, Sales and Closing Stock for Stock in Trade.

(Rs. in crore)

	QUANTITY		VALUE	
	As at 31st March 2006	As at 31st March 2005	**As at 31st March 2006**	As at 31st March 2005
OPENING STOCK				
Equity Shares	**1,73,36,821**	1,97,00,207	**304.05**	333.34
Preference Shares	–	–	–	–
Debentures	**2,00,000**	2,00,000	**2.00**	2.00
Government Securities	–	41,45,500	–	61.77
PSU Bonds	–	53	–	5.72
Mobile Handsets	–	–	–	–
			306.05	402.83
PURCHASES/TRANSFERS				
Equity Shares	**1,48,03,879**	17,60,169	**536.33**	15.57
Preference Shares	–	50,00,000	–	25.00
Debentures	–	71,868	–	278.16
Government Securities	–	86,00,580	–	103.02
PSU Bonds	–	5,573	–	177.33
Mobile Handsets	–	8,42,320	–	274.10
			536.33	873.18
SALES/TRANSFERS*				
Equity Shares	**3,03,12,008**	41,23,555	**877.71**	50.94
Preference Shares	–	50,00,000	–	26.43
Debentures	**2,00,000**	71,868	**2.00**	276.52
Government Securities	–	1,27,46,080	–	164.72
PSU Bonds	–	5,626	–	181.15
Mobile Handsets	–	8,42,320	–	281.04
			879.71	980.80
CLOSING STOCK				
Equity Shares	**18,28,692**	1,73,36,821	**6.19**	304.05
Preference Shares	–	–	–	–
Debentures	–	2,00,000	–	2.00
Government Securities	–	–	–	–
PSU Bonds	–	–	–	–
Mobile Handsets	–	–	–	–
			6.19	306.05

* includes shares converted into Investments

14. Auditors' Remuneration includes:

(Rs. in crore)

	Particulars	**2005-06**	2004-05
i)	Audit Fees	**0.26**	0.24
ii)	Tax Audit Fees	**0.08**	0.07
iii)	In other capacity	**0.01**	0.01
iv)	Out of Pocket Expenses	**0.01**	0.01

NOTES TO THE CONSOLIDATED ACCOUNTS

15. The subsidiary companies / associate companies considered in the consolidated financial statements are as under:

Name of the subsidiaries	Country of Incorporation	Year Ending	Proportion of ownership interest
Subsidiary Companies			
Reliance Capital Asset Management Ltd.	India	31st March, 2006	100%
Reliance Capital Trustee Co. Ltd.	India	31st March, 2006	100%
Reliance Asset Management (Mauritius) Ltd.	Mauritius	31st March, 2006	100%
Reliance Asset Management (Singapore) Pte. Ltd.	Singapore	31st March, 2006	100%
Reliance General Insurance Company Ltd.	India	31st March, 2006	75%
Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.)	India	31st March, 2006	75%
Associate Companies			
Reliance Share & Stock Brokers Pvt. Ltd.	India	31st March, 2006	50%
Reliance Land Pvt. Ltd.	India	31st March, 2006	50%
WorldTel Holding Ltd.*	Bermuda	31st December, 2004	47%
Viscount Management Services (Alpha) Ltd.	India	31st March, 2006	50%
Viscount Management Services Ltd.	India	31st March, 2006	50%
Ammolite Holdings Ltd.	USA	31st March, 2006	50%

* The accounts of WorldTel Holding Ltd. have not been considered as the same are under compilation.

16. The investments of Reliance General Insurance Company Limited amounting to Rs. 214.93 crores (Previous Year Rs. 172.83 crores) have been accounted on held till maturity basis in accordance with the Insurance Regulatory & Development Act, 1999 and the regulations framed thereunder read with relevant provisions of Insurance Act, 1938 and Companies Act, 1956.

17. The Miscellaneous Expenditure of all the subsidiaries amounting to Rs. 6.21 crores (Previous Year Rs. 6.93 crores) have been carried to Balance Sheet in view of absence of Securities Premium Account in the respective companies.

18. Since Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Limited) has not commenced business, expenditure incurred during the year of Rs. 0.48 crore (Previous Year Rs. 0.03 crore) are treated as pre-operation expenses (included in Preliminary Expenses) and carried to the Balance Sheet.

19. Goodwill of Rs. 10.04 crores (Previous Year Rs. 10.04 crores) arising at the time of acquisition of associates has been included in the carrying amount of investment in associates, as per Accounting Standard (AS 23) on Accounting for Investment in Associates in Consolidated Financial Statements.

20. (a) The previous year's figures have been reworked, regrouped and reclassified wherever necessary
    (b) Figures have been presented in 'crores' of rupees with two decimals in accordance with the approval received from the Company Law Board. Figures less than Rs. 50,000 have been shown at actual in brackets.

As per our report of even date
For **PATHAK H. D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman	**Anil D Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **Udayan Bose** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: 24th April, 2006

CONSOLIDATED CASH FLOW FOR THE YEAR ENDED 31ST MARCH, 2006

(Rs. in crore)

Particulars	2005-2006		2004-2005	
A. CASH FLOW FROM OPERATING ACTIVITIES	Rs.	Rs.	Rs.	Rs.
Profit after Share of Profit / (Loss) of Associates		571.37		35.93
Adjusted for				
Prior Period Expense		(0.04)		(0.01)
Minority Interest's Share of Profits		3.59		1.46
Share of Profit of Associates		(0.20)		(0.71)
Loss on sale of Investment of Associate		7.09		87.10
Net profit before tax and prior period items		581.81		123.77
Adjusted for				
Depreciation	25.55		29.59	
Lease Equalisation	23.35		15.73	
Provision for Tax	33.57		13.02	
Miscellaneous Expenditure written off	1.19		1.57	
Provision / (Reversal) for Sub Standard Assets	0.15		(6.81)	
Balances Written off	0.20		–	
Miscellaneous Expenditure	(0.48)		(0.03)	
Investments -				
Interest/Dividend Income	(166.16)		(127.97)	
(Profit) / Loss on sale of Investment (Net)	(413.70)		(29.58)	
Interest Expenses	45.20		151.08	
Loss / (Profit) on sale of Fixed Assets (Net)	(1.23)	(452.36)	0.13	46.73
Operating Profit before Working Capital Changes		129.45		170.50
Adjusted for				
Trade and Other Receivables	(1,306.35)		734.67	
Inventories	8.29		96.78	
Trade Payables	42.42	(1,255.64)	(262.83)	568.62
Cash generated from operations		(1,126.19)		739.12
Interest Paid	(45.20)		(303.63)	
Taxes Paid	(33.67)	(78.87)	(6.96)	(310.59)
Cash Flow before prior period items		(1,205.06)		428.53
Prior Period Expense		0.04		0.01
Net Cash from / (used in) Operating Activities		(1,205.02)		428.54
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets		(5.87)		(5.01)
Sale of Fixed Assets		1.39		0.51
Purchase of Investments		(3,671.12)		(389.42)
Sale of Investments		3,731.77		318.34
Interest Received		13.92		12.34
Dividend Received		10.31		11.26
Net Cash from / (used in) Investing Activities		80.40		(51.98)
C. Cash Flow from Financing Activities				
Issue / (Redemption) of Share Capital (including warrants)	2,228.25		(10.00)	
Proceeds from Long Term Borrowings		20.08		–
Repayment of Long Term Borrowings		(19.24)		(509.58)
Proceeds from / (Repayment of) Short Term Borrowings	(1,072.50)		189.66	
Dividend Paid		(43.74)		(41.89)
Net Cash from / (used in) Financing Activities		1,112.85		(371.81)
Net increase / (decrease) in Cash and Cash Equivalents (A+B+C)		11.77		4.75
Opening Balance of Cash and Cash Equivalents		36.18		31.43
Closing Balance of Cash and Cash Equivalents*		24.41		36.18

The previous year's figures have been regrouped and reclassified wherever necessary.
* Fixed deposits with Banks under lien are not considered as cash and cash equivalents.

As per our report of even date
For **PATHAK H. D. & ASSOCIATES**
Chartered Accountants

R. S. Vahia
Partner

Mumbai
Dated: 24th April, 2006

For and on behalf of the Board

Chairman	**Anil D Ambani**
Vice Chairman	**Amitabh Jhunjhunwala**
Directors	**Rajendra P. Chitale** **Udayan Bose** **C. P. Jain**
Company Secretary & Manager	**V. R. Mohan**

Mumbai
Dated: 24th April, 2006

NOTES

RELIANCE Capital

Anil Dhirubhai Ambani Group

Registered Office: Village Maghpar / Padana, Taluka Lalpur, Dist. Jamnagar - 361 280, Gujarat.
Tel: 91 288 3011 556 Fax: 91 288 3011 598 www.reliancecapital.co.in

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Mumbai 400 013. Phone : 2493 9382 / 83 / 84